UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

04008809

February 12, 2004

Douglas N. Currault II
Jones, Walker, Waechter, Poitevent,
Carrère & Denègre LLP
201 St. Charles Avenue
New Orleans, LA 70170-5100

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 2/12/2004

Re: Freeport-McMoRan Copper & Gold Inc.
Incoming letter dated December 31, 2003

Dear Mr. Currault:

This is in response to your letter dated December 31, 2003, concerning the shareholder proposal submitted to Freeport-McMoRan by the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System. We also have received a letter on the proponents' behalf dated February 11, 2004. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Deputy Director

cc: Janice Silberstein
Associate General Counsel
The City of New York
Office of the Comptroller
1 Centre Street
New York, NY 10007-2341

JONES WALKER

Douglas N. Currault II
Direct Dial 504-582-8412
Direct Fax 504-589-8412
dcurrault@joneswalker.com

December 31, 2003

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold Inc.
Request Pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3)

Ladies and Gentlemen:

Freeport-McMoRan Copper & Gold Inc. (the Company) has received a stockholder proposal (the Proposal) filed jointly on behalf of the New York City Employees' Retirement System, the New York City Police Pension Fund, the New York City Fire Department Pension Fund, and the New York City Teachers' Retirement System (collectively, the Proponent) for inclusion in the Company's proxy statement and form of proxy (the Proxy Materials) for its 2004 annual meeting of stockholders. The Proposal is attached as Exhibit 1.

On behalf of the Company and pursuant to Rule 14a-8, we give notice of the Company's intention to omit the Proposal from the Proxy Materials because the Proposal (A) relates to the Company's ordinary business operations and (B) contains false and misleading statements. On the basis provided below, we respectfully request the confirmation of the Division of Corporation Finance that it will not recommend any enforcement action to the Securities and Exchange Commission (the Commission) if the Company omits the Proposal from its Proxy Materials.

Background

Last year the Company received a proposal (the 2003 proposal) from the Proponent containing many statements similar to those contained in the Proposal. The Company had substantially implemented the 2003 proposal through its Social, Employment and Human Rights Policy and its annual Economic, Social and Environmental Reports, all of which were publicly available long before the Proponent submitted its 2003 proposal. Accordingly, the Commission's staff (the Staff) concurred with the Company's view that the 2003 proposal was moot and allowed the Company to omit the proposal from its proxy materials pursuant to Rule 14a-8(i)(10). See *Freeport-McMoRan Copper & Gold Inc.* (March 5, 2003).

A. The Proposal Relates to the Company's Ordinary Business Operations

Under Rule 14a-8(i)(7), a company may properly exclude a proposal dealing with a matter relating to the conduct of the company's ordinary business operations and not involving significant social policy issues. The policy underlying Rule 14a-8(i)(7) is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." See Exchange Act Release No. 34-40018 (May 21, 1998). "Certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper topics for stockholder proposals. Moreover, the Staff noted the consideration of "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.*

In addition, on a consistent basis, the Staff has not permitted revisions to be made to proposals that are excludable under the ordinary business exception (other than proposals relating to executive and director compensation). *See, e.g., Z-Seven Fund, Inc.* (November 3, 1999); *Chrysler Corporation* (March 18, 1998); Staff Legal Bulletin No. 14 (July 13, 2001). For the reasons presented below, we believe that the Proposal falls squarely within the parameters of the ordinary business exception in Rule 14a-8(i)(7), thereby permitting the Company to exclude the entire Proposal from its Proxy Materials.

The Proposal requests the Company's management to "halt all payments to the Indonesian military and security forces." The Indonesian military and police provide security for the Company's mining operations in a remote and logistically challenging area of Indonesia and the Company's longstanding view has been that such security is of utmost importance to the continuing safety of its workforce and the protection of its facilities. The need for this security, its cost and decisions regarding the Company's relationship with the Indonesian Government and its security institutions are ordinary business activities that are best addressed by the Company's management and its board of directors. While the Staff has considered certain significant social policy issues appropriate for stockholder consideration, the Company's decision to legitimately support Indonesian institutions that provide security to the Company's operations, the fact and cost of which have been disclosed in the Company's public filings, is not a significant social policy issue.

The Staff has consistently declined to recommend enforcement actions against companies that exclude proposals relating to the allocation of corporate resources. See, for example *Newport Pharmaceuticals International, Inc.* (August 10, 1984), where the Staff determined that "the establishment and evaluation of a course of management conduct" and "the supervision of expenditures of corporate funds" are matters that relate to the conduct of the company's ordinary business. See *Allstate Corporation* (February 5, 2003) (the Staff allowed omission of a proposal that requested the board to undertake a study of legal expenses); *The Chase Manhattan Corporation* (February 14, 2000) (the Staff allowed omission of a proposal that recommended the formation of an independent committee to study the company's credit card operations, financial reporting and customer service). See also *General Electric Company* (January 29,

1997); *Ohio Edison Company* (February 18, 1993); *Potomac Electric Power Company* (March 3, 1992); and *Southern Co.* (March 13, 1990).

Moreover, the Staff has previously concluded that proposals relating to the company's ordinary business operations may be omitted under Rule 14a-8(i)(7) even if the proposal implicated human rights or international corruption issues:

- In *Wal-Mart Stores, Inc.* (March 15, 1999), the Staff allowed omission of a proposal requesting Wal-Mart to report on actions taken to ensure that suppliers did not use child labor because a single element of the proposal regarding wages related to ordinary business operations. The Staff noted that proponents submitting an enumerated list of human rights standards may not circumvent the ordinary business operations exception by mixing policy issues with ordinary business issues.

- In *Costco Wholesale Corporation* (December 11, 2003), a proponent, citing that the company conducted business in Mexico, requested the adoption of a "thorough Code of Ethics that would also address issues of bribery and corruption." The Staff allowed the company to exclude the proposal as relating to the company's ordinary course of business.

- In *Chrysler Corp.* (February 18, 1998), the proponent requested the board of directors to review or amend Chrysler's code of standards for its international operations. The Staff determined that the proposal related to Chrysler's ordinary business operations.

- In *Citicorp* (January 9, 1998), the Staff allowed Citicorp to omit, under the ordinary business exception, a proposal that called for its board of directors to form an independent committee of outside directors to oversee an audit of contracts with foreign entities to ascertain if bribes and other payments of the type prohibited by the FCPA or local laws had been made to any foreign nationals.

B. The Proposal Contains False and Misleading Statements

The Company believes that the Proposal may be omitted from the Proxy Materials pursuant to Rule 14a-8(i)(3) because it violates the Commission's proxy rules, specifically Rule 14a-9, which prohibits false and misleading statements. Note (b) to Rule 14a-9 specifies that misleading material includes that which "directly or indirectly impugns character, integrity or personal reputation, or directly or indirectly makes charges concerning improper, illegal or immoral conduct or associations, without factual foundation." The Proposal, including the seven recitals and supporting statement, does exactly that.

The Proposal uses speculation, innuendo and fiction mixed with selected facts to make unsupported charges that the Company is engaging in improper, illegal or immoral conduct. These unsupported allegations are outrageous and deeply insulting to the Company's management team and employees, and the Proponent should not be allowed to hijack the Company's own proxy materials and use them as a vehicle for publishing scurrilous, unsubstantiated charges of misconduct.

1. **The Proposal creates the false and misleading impressions that, with respect to investigating the August 2002 attack, the Indonesian Government is not cooperating with the FBI and the Company is not fully committed to finding and prosecuting those responsible.**

The Proposal requests the Company's management to "halt all payments to the Indonesian military and security forces, until the government of Indonesia and the Indonesian armed forces take effective measures, including full cooperation with the U.S. Federal Bureau of Investigation" in investigating the August 2002 attack. The request is based on inaccurate presumptions that the U.S. and Indonesian Governments have not taken measures to investigate the acts perpetrated in August 2002 and that neither the Indonesian Government nor the Company is cooperating with the FBI. These presumptions directly contradict the joint statement issued by the Republic of Indonesia and the United States of America on October 22, 2003 where both President George W. Bush and President Megawati Soekarnoputri mutually pledged to fully investigate the August 2002 incident. Both Presidents specifically indicated that the "joint investigation between the Indonesian police, Armed Forces, and the FBI is proceeding well." A copy of this joint statement is attached as Exhibit 2.

On December 12, 2003, *The Jakarta Post* reported that a team of FBI agents arrived in Papua and questioned a number of witnesses in connection with the August 2002 incident. In fact, this was the third time that representatives of the FBI visited Papua to investigate the August 2002 incident.

Moreover, other than the teachers themselves and their families, no one has more interest in finding the perpetrators of the August 31st attack and bringing them to justice than does the Company and its over 18,000 employees and contract workers who deserve to work in a safe environment. The Company is fully supporting, and fully cooperating with, the Indonesian Government and the FBI in their ongoing investigations of the ambush and murders. The Company has regularly consulted with U.S. Ambassador Ralph Boyce about the August 31st incident and the ongoing investigations.

2. **Without any factual support, the seventh recital asserts that an investigation by the Indonesian Police found a "strong possibility" that the August 2002 attack was perpetrated by the Indonesian National Army Forces.**

The Proponent's assertion that a 2003 investigation by the Indonesian Police found a "strong possibility" that the attack was carried out by the Indonesian National Army Forces is without factual support. There has been a great deal of speculation and conflicting press reports about the incident. As noted in the Company's public filings, some press reports have speculated that members of the military may be responsible for the attack while other reports have contended that Papuan separatists may be responsible. The only certainty is that the facts are unknown.

Reports from even the most respected U.S. news sources have been unreliable. The *New York Times* published an article on January 30, 2003 suggesting that the Indonesian military was involved in the shootings, and the next day the U.S. Embassy issued a press release stating that the *New York Times* story alleging that U.S. Government officials have determined that Indonesian soldiers are responsible "is not true." In direct contradiction of that article, the U.S. Embassy reported that the U.S. Government had "not come to any conclusions" about the case. Moreover, on February 25, 2003, *The Washington Post* issued a retraction regarding its November 3, 2002 article about the existence of intelligence indicating that senior Indonesian military officials discussed an operation against the Company prior to the August 31st incident. *The Washington Post* investigated further and found no substantiation of its earlier report.

A news report in *Time Asia* published on February 17, 2003 called the evidence cited by the Indonesian Police in its preliminary investigation document "at best circumstantial." The report also quoted a U.S. official familiar with the case as stating that the investigators have not gathered evidence sufficient to stand up in court. The reporter himself acknowledged that the preliminary police report "offers no smoking gun." As recently as December 23, 2003, the Associated Press and *The Jakarta Post* reported that the FBI has yet to find any evidence of the Indonesian Army's involvement in the August 2002 attack. In contrast to the Proponent's irresponsible assertion, there is no consensus even in the speculation as to who was responsible for the August 2002 attack. The only truth is that no one but the perpetrators know who was responsible for the heinous attack.

3. **The fifth recital creates a false and misleading impression that the Company's support for Government-provided security constitutes improper, illegal or immoral conduct.**

The fifth recital states that "in 2002 the company made payments of $5.6 million to the Indonesian military." First, this falsely implies that Company support of the Indonesian Government's security personnel is necessarily improper, illegal or immoral. Second, it mischaracterizes facts by stating that the Company "made payments of $5.6 million," which implies that the Company paid cash directly to the security personnel.

In accordance with the Company's obligations under its Contract of Work and consistent with Indonesian law, U.S. law, and the joint U.S. State Department – British Foreign Office Voluntary Principles on Security and Human Rights, a copy of which is attached as Exhibit 3, the Company has taken appropriate steps to provide a safe and secure working environment. The Indonesian Government is responsible for employing security personnel and directing their operations, but has limited financial resources. Consequently, the Company provides support to assist the security institutions of the Indonesian Government (the military and police) that are stationed in the Company's operations area. The Proponent cites no authority for the proposition that such support is improper.

From the outset of the Company's operations in Papua, the Company has provided logistical support for security and other necessary services because of the remote location of the operations and the limited resources of the Indonesian Government. The incurrence of these costs represents the Company's legitimate response to ensure that the Indonesian Government's security personnel are properly fed and lodged, and have the logistical resources necessary to patrol Company roads and secure the Company's operations. In fact, the Voluntary Principles on Security and Human Rights (see Exhibit 3), expressly recognize that companies "may be required or expected to contribute to, or otherwise reimburse, the costs of protecting Company facilities and personnel borne by public security."

4. **The first four recitals and the supporting statement create a false and misleading impression that the Company is complicit in and responsible for human rights violations.**

The Company has a longstanding commitment to the protection of human rights and has consistently and emphatically condemned human rights abuses. Since 1999, the Company has maintained an extensive social and human rights policy. In addition, in November 1999, to enhance human rights awareness throughout the organization, the Company appointed Judge Gabrielle Kirk McDonald as the Special Counsel on Human Rights to the Chairman. Judge McDonald has had a distinguished career as a civil rights attorney, a U.S. federal judge, and President of the International Criminal Tribunal for the former Yugoslavia. In December 2000, the Company publicly endorsed the joint U.S. State Department – British Foreign Office Voluntary Principles on Security and Human Rights.

When allegations of human rights abuses have arisen in its area of operations, the Company has supported every legitimate investigation – none of which has found any wrongdoing on the part of the Company or its personnel. Moreover, the courts have consistently rejected allegations of human rights abuses advanced against the Company. In 1996, two suits were filed against the Company in the U.S. alleging human rights, social/cultural, and environmental violations in Indonesia. Two different trial courts dismissed the lawsuits because, despite numerous opportunities, the plaintiffs were unable to plead any facts under any theory of law to establish any wrongdoing by the Company. Moreover, two different appellate courts reviewed and affirmed these dismissals. In a strongly worded ruling, the U.S. Fifth Circuit Court of Appeals concluded that the district court "exercised considerable judgment, discretion, and patience" due to the "gravity and far ranging implications" of the case. *Beanal v. Freeport-McMoRan Copper & Gold Inc.*, 197 F.3d 161 (5th Cir. 1999). The Court of Appeals recognized that the district court had provided the plaintiff with repeated opportunities to amend the complaint, including providing "a roadmap" as to how to amend it by providing sufficient underlying facts, assuming the plaintiff was able to do so. Despite repeated opportunities and specific guidance from the district court, the plaintiff could not provide such facts. With regard to the alleged human rights violations, the Court of Appeals concluded that the "complaint is saturated with conclusory allegations devoid of any underlying facts" and upheld the district court's dismissal with prejudice. The Proponent has chosen to use this same approach by including in its Proposal conclusory allegations devoid of underlying facts, and that approach should be rejected here for the same reason the U.S. Fifth Circuit Court of Appeals rejected it.

5. The Staff has previously concluded that a proposal containing false and misleading statements may be omitted in its entirety.

The Staff has previously concluded that a proposal containing false and misleading statements may be omitted in its entirety under Rule 14a-8(i)(3) and Rule 14a-9:

- In *Bristol-Myers Squibb Co.* (February 1, 1999), where the proposal requested the company to adopt a policy not to test its products on unborn children, the Staff found that the proposal was excludable under Rule 14a-8(i)(3) because it contained disjointed statements that were presented in a rambling fashion, statements that were confusing, and a lack of factual support for the statements, so that the company reasonably believed stockholders would not be able to understand what actions would need to be taken to implement the proposal.

- In *Philadelphia Electric Co.* (July 30, 1992), where the proposal called into question the company's benefit plans, the Staff concluded that the proposal could be omitted in its entirety based on Rule 14a-8(i)(3). The proposal was ambiguous and its meaning was unclear as it was subject to several varying interpretations. Additionally, the implications made by the proposal were inaccurate, contrary to law, false and misleading, argumentative and the entire proposal was permeated with indirect charges of "improper, illegal or immoral conduct" by the company's board, management or stockholders.

In accordance with Rule 14a-8(j), we submit six copies of this letter, including all attachments, and an additional receipt copy. Please return the receipt copy in the enclosed, self-addressed envelope. A copy of this letter, including all attachments, is being sent simultaneously to the Proponent.

If you have any questions regarding this matter, please call me at 504.582.8412.

Very truly yours,

Douglas N. Currault II

cc: Walter C. Thompson, Jr., custodian and a trustee of
the New York City Employees' Retirement System,
the New York City Police Pension Fund,
the New York City Fire Department Pension Fund, and
the New York City Teachers' Retirement System
Kenneth B. Sylvester, Assistant Comptroller for Pension Policy, The City of New York
Dean T. Falgoust

Exhibits to Letter to U. S. Securities and Exchange Commission Regarding Freeport-McMoRan Copper & Gold Inc. Request Pursuant to Rule 14a-8(i)(7) and Rule 14a-8(i)(3)

1

FREEPORT MCMORAN COPPER & GOLD CORPORATION

WHEREAS, we believe that transnational corporations operating in countries with repressive governments, ethnic conflict, weak rule of law, endemic corruption, or poor labor and environmental standards face serious risks to their reputation and share value if they are seen to be responsible for, or complicit in, human rights violations; and,

WHEREAS, Freeport McMoRan has extensive operations in West Papua in Indonesia; and,

WHEREAS, there have been numerous reports of human rights abuses against the indigenous population by the Indonesian military in connection with security operations conducted on behalf of Freeport McMoran; and,

WHEREAS, it has been reported that Freeport McMoRan has employed security personnel who have been responsible for human rights violations; and,

WHEREAS, in 2002 the company made payments of $5.6 million to the Indonesian military and,

WHEREAS, in August, 2002, several company employees, including two American contract workers and an Indonesian, were ambushed and killed near company property, and,

WHEREAS, a 2003 investigation by the Indonesian Police found that there was a strong possibility that this attack was perpetrated by the Indonesian National Army Force,

THEREFORE, BE IT RESOLVED, shareholders urge management to halt all payments to the Indonesian military and security forces, until the government of Indonesia and the Indonesian armed forces take effective measures, including full cooperation with the U.S. Federal Bureau of Investigation, in conducting a full investigation of the August, 2002 attacks against company employees, and to criminally prosecute the individuals responsible for those attacks.

SUPPPORTING STATEMENT

The New York City Employees' Retirement System and the New York City Teachers' Retirement system believe that significant commercial advantages can accrue to our company by the rigorous implementation of human rights policies based upon the Universal Declaration of Human Rights. These include: enhanced corporate reputation, improved employee recruitment and retention, improved community and stakeholder relations, and a reduced risk of adverse publicity, divestment campaigns, and lawsuits. We therefore urge you to vote **FOR** this proposal.

U.S. DEPARTMENT of STATE

Joint Statement Between the United States of America and the Republic of Indonesia

Released by the White House, Office of the Press Secretary
Bali, Indonesia
October 22, 2003

President George W. Bush and President Megawati Soekarnoputri today reaffirmed a new era of cooperation between two of the world's largest democracies and reviewed the shared values and common challenges that join them in friendship. They welcomed the excellent progress in implementing the Joint Statement of September 19, 2001. They also expressed satisfaction that the relationship between their two democracies continues to grow and strengthen. President Megawati emphasized the importance of President Bush's visit.

President Bush expressed the strong support of the United States for Indonesia's democratic transition and reforms, and welcomed Indonesia's progress toward becoming a mature and stable democracy. Both Presidents agreed that, as the most populous majority-Muslim nation, Indonesia is a powerful example that democracy and Islam can go hand in hand.

President Bush noted Indonesia's substantial economic recovery in recent years and pledged to support continued economic development as Indonesia successfully ends its program with the IMF at the end of this year. President Bush praised President Megawati's commitment to continue to press forward with difficult economic reforms, combat graft, and improve the investment climate. The two Presidents agreed that the long-standing trade and investment ties between their two countries have shown the benefits of an open trading system to Indonesia's development. The United States is the top market for Indonesia's non-oil and gas exports, and U.S. companies are major investors in Indonesia.

President Bush and President Megawati reaffirmed that military reform is an important element of Indonesia's transition to a mature and stable democracy. The two Presidents agreed that normal military relations are in the interest of both countries and agreed to continue working toward that objective. President Megawati welcomed U.S. support for her efforts to foster proper civil-military relations in the form of International Military Education and Training (IMET) and Regional Defense Counter Terrorism Fellowships. Both Presidents agreed on the need to improve civil-military relations and stressed the importance of observing human rights. Both Presidents welcomed the successful convening of the first Indonesia?United States Security Dialogue in Jakarta in April 2002. They agreed that the second dialogue would be held in Washington, D.C. early next year.

The two Presidents expressed their sorrow over the killing of two Americans and one Indonesian by unknown gunmen near Timika, Papua in August 2002. They noted that the joint investigation between the Indonesian police, the Armed Forces, and the FBI is proceeding well, and reaffirmed their shared commitment to find the murderers and bring them to justice, whoever they may be.

President Bush praised the Government of Indonesia for recent successes in their war on terror, including the arrest and prosecution of those responsible for the Bali bombings, and focused efforts to dismantle the terrorist networks. Agreeing that terrorism poses a continued threat to international peace and security, the two Presidents committed to enhance their bilateral cooperation in the fight against terrorism, including through capacity-building and sharing of information.

Both Presidents denounced the linking of terrorism with religion. The two Presidents agreed that there could be no justification for terrorist attacks against innocent civilians. They stressed that terrorism is a violation of the true teachings of all religions, and agreed to work together to promote inter-faith dialogue in their respective countries and abroad. President Bush underscored that the war on terrorism is not in any way a war on Islam and expressed great admiration and respect for Indonesia's long history of religious tolerance and moderate Islamic thought.

President Bush announced a new six-year, $157 million program designed to support Indonesia's efforts to improve the quality of education in its schools. This initiative seeks to strengthen both basic and higher education by supporting parents, local governments, and Muslim organizations in their efforts to give Indonesian students the tools they need to compete in the global economy.

President Bush emphasized strong support for Indonesia's territorial integrity and national unity. He asserted that a united, stable, prosperous, and democratic Indonesia could be a model of a successful democratic transition for the world. President Bush reiterated that the United States opposes secessionist movements in any part of Indonesia, and calls on separatist groups in Aceh and Papua to pursue the redress of their grievances through peaceful political means. He further expressed the hope that the Indonesian Government would continue a political process based on Special Autonomy in dealing with those grievances. President Bush commended the Indonesian Government's efforts to resolve communal conflicts through law enforcement that respects human rights, dialogue, and reconciliation.

Both Presidents expressed deep concern regarding the ongoing terrorism and violence in the Middle East, which has claimed the lives of far too many innocent civilians. They expressed strong support for the vision articulated by President Bush on June 24, 2002, of an independent, sovereign and viable Palestinian state living in peace and security side by side with a secure Israel. Both Presidents agreed that all parties share a responsibility to bring about a just and comprehensive peace, and that ending violence must be the highest priority.

President Bush, accompanied by President Megawati, also met Islamic leaders KH Hasyim Muzadi, Dr. Syafi'i Ma'arif, and Dr. Azyumardi Azra, as well as Christian leader Rev. Dr. Natan Setiabudi and Hindu leader Ida Pedanda Gede Made Gunung. During that meeting, President Bush expressed great respect for Indonesia's religious tolerance, moderation, and commitment to democracy. The religious leaders briefed President Bush on the Indonesian Islam, as well as cultural and religious harmony in Indonesia. They also expressed their views on current events, such as the situation in the Middle East, Iraq, and Afghanistan. All agreed on the need to combat international terrorism.

The two Presidents recognized that a U.S.-Indonesia relationship based on mutual respect and equitable partnership is in the national interest of both countries. They pledged to deepen and strengthen this important relationship and to work together to promote global peace and prosperity.

[end]

United States Department of State

Washington, D.C. 20520

(3)

December 19, 2000

Voluntary Principles on Security and Human Rights

The Governments of the United States and the United Kingdom, companies in the extractive and energy sectors ("Companies"), and non-governmental organizations, all with an interest in human rights and corporate social responsibility, have engaged in a dialogue on security and human rights.

The participants recognize the importance of the promotion and protection of human rights throughout the world and the constructive role business and civil society (including non-governmental organizations, labor/trade unions and local communities) can play in advancing these goals. Through this dialogue, the participants have developed the following set of voluntary principles to guide Companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. Mindful of these goals, the participants agree to the importance of continuing this dialogue and keeping under review these principles to ensure their continuing relevance and efficacy.

Acknowledging that security is a fundamental need, shared by individuals, communities, businesses and governments alike, and acknowledging the difficult security issues faced by Companies operating globally, we recognize that security and respect for human rights can and should be consistent;

Understanding that governments have the primary responsibility to promote and protect human rights and that all parties to a conflict are obliged to observe applicable international humanitarian law, we recognize that we share the common goal of promoting respect for human rights, particularly those set forth in the Universal Declaration of Human Rights, and international humanitarian law;

Emphasizing the importance of safeguarding the integrity of company personnel and property, Companies recognize a commitment to act in a manner consistent with the laws of the countries within which they are present, to be mindful of the highest applicable international standards, and to promote the observance of applicable international law enforcement principles (*e.g.*, the U.N. Code of Conduct for Law Enforcement Officials and the U.N. Basic Principles on the Use of Force and Firearms by Law Enforcement Officials), particularly with regard to the use of force;

Taking note of the effect that Companies' activities may have on local communities, we recognize the value of engaging with civil society and host and home governments to contribute to the welfare of the local community while mitigating any potential for conflict where possible;

Understanding that useful, credible information is a vital component of security and human rights, we recognize the importance of sharing and understanding our respective experiences regarding, *inter alia*, best security practices and procedures, country human rights situations, and public and private security, subject to confidentiality constraints;

Acknowledging that home governments and multilateral institutions may, on occasion, assist host governments with security sector reform, developing institutional capacities and strengthening the rule of law, we recognize the important role Companies and civil society can play in supporting these efforts;

We hereby express our support for the following voluntary principles regarding security and human rights in the extractive sector, which fall into three categories, risk assessment, relations with public security and relations with private security:

RISK ASSESSMENT

The ability to assess accurately risks present in a Company's operating environment is critical to the security of personnel, local communities and assets; the success of the Company's short and long-term operations; and to the promotion and protection of human rights. In some circumstances, this is relatively simple; in others, it is important to obtain extensive background information from different sources; monitoring and adapting to changing, complex political, economic, law enforcement, military and social situations; and maintaining productive relations with local communities and government officials.

The quality of complicated risk assessments is largely dependent on the assembling of regularly updated, credible information from a broad range of perspectives – local and national governments, security firms, other companies, home governments, multilateral institutions and civil society knowledgeable about local conditions. This information may be most effective when shared to the fullest extent possible (bearing in mind confidentiality considerations) between Companies, concerned civil society, and governments.

Bearing in mind these general principles, we recognize that accurate, effective risk assessments should consider the following factors:

- Identification of security risks. Security risks can result from political, economic, civil or social factors. Moreover, certain personnel and assets may be at greater risk than others. Identification of security risks allows a Company to take measures to minimize risk and to assess whether Company actions may heighten risk.

- Potential for violence. Depending on the environment, violence can be widespread or limited to particular regions, and it can develop with little or no warning. Civil society, home and host government representatives and other sources should be consulted to identify risks presented by the potential for violence. Risk assessments should examine patterns of violence in areas of Company operations for educational, predictive and preventative purposes.

- <u>Human rights records</u>. Risk assessments should consider the available human rights records of public security forces, paramilitaries, local and national law enforcement, as well as the reputation of private security. Awareness of past abuses and allegations can help Companies to avoid recurrences as well as to promote accountability. Also, identification of the capability of the above entities to respond to situations of violence in a lawful manner (i.e., consistent with applicable international standards) allows Companies to develop appropriate measures in operating environments.

- <u>Rule of law</u>. Risk assessments should consider the local prosecuting authority and judiciary's capacity to hold accountable those responsible for human rights abuses and for those responsible for violations of international humanitarian law in a manner that respects the rights of the accused.

- <u>Conflict analysis</u>. Identification of and understanding the root causes and nature of local conflicts, as well as the level of adherence to human rights and international humanitarian law standards by key actors, can be instructive for the development of strategies for managing relations between the Company, local communities, Company employees and their unions, and host governments. Risk assessments should also consider the potential for future conflicts.

- <u>Equipment transfers</u>. Where Companies provide equipment (including lethal and non-lethal equipment) to public or private security, they should consider the risk of such transfers, any relevant export licensing requirements, and the feasibility of measures to mitigate foreseeable negative consequences, including adequate controls to prevent misappropriation or diversion of equipment which may lead to human rights abuses. In making risk assessments, companies should consider any relevant past incidents involving previous equipment transfers.

<u>INTERACTIONS BETWEEN COMPANIES AND PUBLIC SECURITY</u>

Although governments have the primary role of maintaining law and order, security and respect for human rights, Companies have an interest in ensuring that actions taken by governments, particularly the actions of public security providers, are consistent with the protection and promotion of human rights. In cases where there is a need to supplement security provided by host governments, Companies may be required or expected to contribute to, or otherwise reimburse, the costs of protecting Company facilities and personnel borne by public security. While public security is expected to act in a manner consistent with local and national laws as well as with human rights standards and international humanitarian law, within this context abuses may nevertheless occur.

In an effort to reduce the risk of such abuses and to promote respect for human rights generally, we have identified the following voluntary principles to guide relationships between Companies and public security regarding security provided to Companies:

Security Arrangements

- Companies should consult regularly with host governments and local communities about the impact of their security arrangements on those communities.

- Companies should communicate their policies regarding ethical conduct and human rights to public security providers, and express their desire that security be provided in a manner consistent with those policies by personnel with adequate and effective training.

- Companies should encourage host governments to permit making security arrangements transparent and accessible to the public, subject to any overriding safety and security concerns.

Deployment and Conduct

- The primary role of public security should be to maintain the rule of law, including safeguarding human rights and deterring acts that threaten Company personnel and facilities. The type and number of public security forces deployed should be competent, appropriate and proportional to the threat.

- Equipment imports and exports should comply with all applicable law and regulations. Companies that provide equipment to public security should take all appropriate and lawful measures to mitigate any foreseeable negative consequences, including human rights abuses and violations of international humanitarian law.

- Companies should use their influence to promote the following principles with public security: (a) individuals credibly implicated in human rights abuses should not provide security services for Companies; (b) force should be used only when strictly necessary and to an extent proportional to the threat; and (c) the rights of individuals should not be violated while exercising the right to exercise freedom of association and peaceful assembly, the right to engage in collective bargaining, or other related rights of Company employees as recognized by the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

- In cases where physical force is used by public security, such incidents should be reported to the appropriate authorities and to the Company. Where force is used, medical aid should be provided to injured persons, including to offenders.

Consultation and Advice

- Companies should hold structured meetings with public security on a regular basis to discuss security, human rights and related work-place safety issues. Companies should also consult regularly with other Companies, host and home governments, and civil society to discuss security and human rights. Where Companies operating in the same region have common concerns, they should consider collectively raising those concerns with the host and home governments.

- In their consultations with host governments, Companies should take all appropriate measures to promote observance of applicable international law enforcement principles, particularly those reflected in the U.N. Code of Conduct for Law Enforcement Officials and the U.N. Basic Principles on the Use of Force and Firearms.

- Companies should support efforts by governments, civil society and multilateral institutions to provide human rights training and education for public security as well as their efforts to strengthen state institutions to ensure accountability and respect for human rights.

<u>Responses to Human Rights Abuses</u>

- Companies should record and report any credible allegations of human rights abuses by public security in their areas of operation to appropriate host government authorities. Where appropriate, Companies should urge investigation and that action be taken to prevent any recurrence.

- Companies should actively monitor the status of investigations and press for their proper resolution.

- Companies should, to the extent reasonable, monitor the use of equipment provided by the Company and to investigate properly situations in which such equipment is used in an inappropriate manner.

- Every effort should be made to ensure that information used as the basis for allegations of human rights abuses is credible and based on reliable evidence. The security and safety of sources should be protected. Additional or more accurate information that may alter previous allegations should be made available as appropriate to concerned parties.

INTERACTIONS BETWEEN COMPANIES AND PRIVATE SECURITY

Where host governments are unable or unwilling to provide adequate security to protect a Company's personnel or assets, it may be necessary to engage private security providers as a complement to public security. In this context, private security may have to coordinate with state forces, (law enforcement, in particular) to carry weapons and to consider the defensive local use of force. Given the risks associated with such activities, we recognize the following voluntary principles to guide private security conduct:

- Private security should observe the policies of the contracting Company regarding ethical conduct and human rights; the law and professional standards of the country in which they operate; emerging best practices developed by industry, civil society, and governments; and promote the observance of international humanitarian law.

- Private security should maintain high levels of technical and professional proficiency, particularly with regard to the local use of force and firearms.

- Private security should act in a lawful manner. They should exercise restraint and caution in a manner consistent with applicable international guidelines regarding the local use of force, including the U.N. Principles on the Use of Force and Firearms by Law Enforcement Officials and the U.N. Code of Conduct for Law Enforcement Officials, as well as with emerging best practices developed by Companies, civil society, and governments.

- Private security should have policies regarding appropriate conduct and the local use of force (e.g., rules of engagement). Practice under these policies should be capable of being monitored by Companies or, where appropriate, by independent third parties. Such monitoring should encompass detailed investigations into allegations of abusive or unlawful acts; the availability of disciplinary measures sufficient to prevent and deter; and procedures for reporting allegations to relevant local law enforcement authorities when appropriate.

- All allegations of human rights abuses by private security should be recorded. Credible allegations should be properly investigated. In those cases where allegations against private security providers are forwarded to the relevant law enforcement authorities, Companies should actively monitor the status of investigations and press for their proper resolution.

- Consistent with their function, private security should provide only preventative and defensive services and should not engage in activities exclusively the responsibility of state military or law enforcement authorities. Companies should designate services, technology and equipment capable of offensive and defensive purposes as being for defensive use only.

- Private security should (a) not employ individuals credibly implicated in human rights abuses to provide security services; (b) use force only when strictly necessary and to an extent proportional to the threat; and (c) not violate the rights of individuals while exercising the right to exercise freedom of association and peaceful assembly, to engage in collective bargaining, or other related rights of Company employees as recognized by the Universal Declaration of Human Rights and the ILO Declaration on Fundamental Principles and Rights at Work.

- In cases where physical force is used, private security should properly investigate and report the incident to the Company. Private security should refer the matter to local authorities and/or take disciplinary action where appropriate. Where force is used, medical aid should be provided to injured persons, including to offenders.

- Private security should maintain the confidentiality of information obtained as a result of its position as security provider, except where to do so would jeopardize the principles contained herein.

To minimize the risk that private security exceed their authority as providers of security, and to promote respect for human rights generally, we have developed the following additional voluntary principles and guidelines:

- Where appropriate, Companies should include the principles outlined above as contractual provisions in agreements with private security providers and ensure that private security personnel are adequately trained to respect the rights of employees and the local community. To the extent practicable, agreements between Companies and private security should require investigation of unlawful or abusive behavior and appropriate disciplinary action. Agreements should also permit termination of the relationship by Companies where there is credible evidence of unlawful or abusive behavior by private security personnel.

- Companies should consult and monitor private security providers to ensure they fulfil their obligation to provide security in a manner consistent with the principles outlined above. Where appropriate, Companies should seek to employ private security providers that are representative of the local population.

- Companies should review the background of private security they intend to employ, particularly with regard to the use of excessive force. Such reviews should include an assessment of previous services provided to the host government and whether these services raise concern about the private security firm's dual role as a private security provider and government contractor.

- Companies should consult with other Companies, home country officials, host country officials, and civil society regarding experiences with private security. Where appropriate and lawful, Companies should facilitate the exchange of information about unlawful activity and abuses committed by private security providers.

VOLUNTARY PRINCIPLES ON SECURITY AND HUMAN RIGHTS

STATEMENT BY THE GOVERNMENTS OF
THE UNITED STATES OF AMERICA AND
THE UNITED KINGDOM

The Governments of the United States and the United Kingdom, companies in the extractive sectors ("Companies"), and non-governmental organizations, all with an interest in human rights and corporate social responsibility, have engaged in a dialogue on security and human rights.

We recognise the importance of the promotion and protection of human rights throughout the world and the constructive role business and civil society (including non-governmental organizations, labor/trade unions and local communities) can play in advancing these goals. The participants in this dialogue developed a set of voluntary principles to guide Companies in maintaining the safety and security of their operations within an operating framework that ensures respect for human rights and fundamental freedoms. Mindful of these goals, the participants agree to continue this dialogue and keep under review these principles to ensure their continuing relevance and efficacy.

This has been a cooperative and constructive process. The Governments salute the willingness of the participants – Companies and civil society alike – to address these issues seriously and with a determination to both understand and account for each other's concerns. We look forward to continuing this dialogue in the spirit of cooperation and mutual understanding that led to broad consensus among the participants on these voluntary principles.

We hope that other companies, governments, and civil society organizations as well as international institutions will share these goals and choose to be involved in this continuing dialogue. We welcome their support for these principles as well as their participation in this dialogue. Those wishing to take up this invitation should contact either the U.S. Department of State or the Foreign and Commonwealth Office.

The companies and organizations listed below support this process and welcome these principles:

Chevron, Texaco, Freeport McMoran, Conoco, Shell, BP, Rio Tinto, Human Rights Watch, Amnesty International, International Alert, Lawyers Committee for Human Rights, Fund for Peace, Council on Economic Priorities, Business for Social Responsibility, the Prince of Wales Business Leaders Forum, and the International Federation of Chemical, Energy, Mine and General Workers' Unions.

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
GENERAL COUNSEL
1 CENTRE STREET, ROOM 602
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

TELEPHONE:(212) 669-3163
FAX NUMBER: (212) 815-8639
WWW.COMPTROLLER.NYC.GOV

Janice Silberstein
ASSOCIATE GENERAL COUNSEL

EMAIL: JSILBER@COMPTROLLER.NYC.GOV

BY FAX AND EXPRESS MAIL

February 11, 2004

Securities and Exchange Commission
Division of Corporate Finance
Office of the Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Freeport-McMoRan Copper & Gold, Inc.
<u>Shareholder Proposal submitted by the New York City Pension Funds</u>

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Department Pension Fund (the "Funds") in response to the December 31, 2003 letter sent to the Securities and Exchange Commission (the "Commission") by the firm of Jones, Walker on behalf of Freeport-McMoRan Copper & Gold, Inc. ("Freeport" or the "Company"). In that letter, the Company contends that the Funds' shareholder proposal (the "Proposal") may be omitted from the Company's 2004 proxy statement and form of proxy (the "Proxy Materials") under Rules 14a-8(i)(7) and 14a-8 (i)(3) under the Securities Exchange Act of 1934.

I have reviewed the Proposal, as well as the December 31, 2003 letter. Based upon that review, as well a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from the Company's 2004 Proxy Materials. Accordingly, the Funds respectfully request that the Division of Corporate Finance (the "Division") deny the relief that Freeport seeks.

I. <u>The Proposal</u>

The Proposal consists of a series of whereas clauses followed by a resolution. Among other things, the whereas clauses note: (a) appearance of a corporation's responsibility for human rights violations poses serious risks to reputation and share value; (b) Freeport has extensive operations in West Papua, Indonesia; (c) the numerous reports of human rights abuses against the indigenous population by the Indonesian military in connection with security operations conducted on the Company's behalf; (d) it has been reported that Freeport has employed security personnel responsible for human rights violations; (e) the Company's payment of $5.6 million to the Indonesian military in 2002; (f) several company employees including two American contract workers and an Indonesian were ambushed and killed near Company property in August, 2002; and (g) an Indonesian police investigation found a strong possibility that the August, 2002 attack was perpetrated by the Indonesian National Army Force. These clauses are followed by a resolved clause that states:

> Therefore, be it resolved, shareholders urge management to halt all payments to the Indonesian military and security forces, until the government of Indonesia and the Indonesian armed forces take effective measures, including full cooperation with the U.S. Federal Bureau of Investigation, in conducting a full investigation of the August, 2002 attacks against company employees, and to criminally prosecute the individuals responsible for those attacks.

The Supporting Statement sets forth the Funds' belief that significant commercial advantages could accrue to Freeport by the rigorous implementation of human rights policies based upon the Universal Declaration of Human Rights. These include: enhanced corporate reputation, improved employee re recruitment and retention, improved community and stakeholder relations, and a reduced risk of adverse publicity, divestment campaigns and lawsuits.

II. The Company's Opposition and the Funds' Response

In its letter of December 31, 2003, the Company requested that the Division not recommend enforcement action to the Commission if the Company omits the Proposal under two provisions of SEC Rule 14a-8: Rule 14a-8(i)(7) (excludible if proposal relates to the conduct of the company's ordinary business operations and does not involve significant social policy issues); and Rule 14a-8(i)(3) (excludible if proposal or supporting statement is materially false or misleading). Pursuant to Rule 14a-8(g), the Company bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed to meet that burden with respect to either of these exclusions and its request for "no-action" relief should accordingly be denied.

A. The Proposal Involves Significant Social Policy Issues and Does Not Relate to the Conduct of the Company's Ordinary Business Operations, and So May Not Be Omitted under Rule 14a-8(i)(7).

Whether Freeport should continue to make payments to the Indonesian military is anything but "ordinary business." The facts, as culled from multiple media reports, show that on August 31, 2002, unidentified gunmen ambushed two vehicles carrying mostly teachers from Freeport's Tembagapura International School. Two teachers and one principal, two Americans and one Indonesian, were killed. Several Americans, including a 6-year-old girl, were wounded. The gunfire lasted thirty minutes. Their vehicles were ambushed on an isolated road controlled by the Indonesian military and Freeport. The ambush occurred about 500 yards from a major military post, along a steep, winding road between Tembagapura, a Freeport mining enclave and Timika, a town built by the Company. It has been widely reported that the Indonesian military may have perpetrated the crime. Freeport paid for the presence of the Indonesian military in the province of Papua.

Whether to fund an entity that may have killed and wounded employees of a Company is clearly and extraordinarily a question that does not fall within the realm of "ordinary business." Freeport's assertion that whether the Company should continue to fund and support the role of the Indonesian military is simply a matter of "ordinary business" does not ring true. This situation is a matter of great public concern. The ambush represents an extreme violation of human rights. This is not an example of running a company on a day-to-day basis. Funding the Indonesian military under these facts is not merely a matter of allocating corporate resources; it cannot fall within the "ordinary business" exception.

The no-action letters cited by the Company are irrelevant as the factual contexts of the subject case and those in the cited no-action letters bear no comparison. The proposals in those matters for: the board to undertake a study of legal expenses; actions to be taken to ensure that suppliers do not use child labor; an audit of contracts with foreign entities to ascertain if bribes had been made, are strikingly distinct from a Proposal that Freeport should not continue making payments to an entity that may have murdered the Company's own employees.

The Division of Corporate Finance has recently emphasized that "ordinary business" cannot be used as a rationale to exclude proposals that relate to matters of substantial public interest. The July 12, 2002 Staff Legal Bulletin, which specified that it would no longer issue no-action letters for the exclusion of shareholder proposals relating to executive compensation, stated:

> The fact that a proposal relates to ordinary business matters does not conclusively establish that a company may exclude the proposal from its proxy materials. As the Commission stated in Exchange Act Release No. 40018, proposals that relate to ordinary business matters but that focus on "sufficiently significant social policy issues . . . would not be considered to be excludable because the proposals would transcend the day-to-day business matters." *See* Amendments to Rules on Shareholder Proposals, Exchange Act Release No. 40018 (May 21, 1998).
>
> Staff Legal Bulletin, SLB 14A (July 12, 2002)(footnotes omitted in citations to Bulletin).

The Bulletin then reviewed the SEC's historical position of not permitting exclusion on ordinary business grounds of proposals relating to significant policy issues:

> The Commission has previously taken the position

> that proposals relating to ordinary business matters "but focusing on sufficiently significant social policy issues . . . generally would not be considered to be excludable, because the proposals would transcend the day-to-day business matters and raise policy issues so significant that it would be appropriate for a shareholder vote." The Division has noted many times that the presence of widespread public debate regarding an issue is among the factors to be considered in determining whether proposals concerning that issue "transcend the day-to-day business matters."

Given the "widespread public debate" in the Wall Street Journal, the Washington Post, the New York Times and other respected sources as to the reported actions of the Indonesian military and the Company's financial support for that army, this clearly transcends day-to-day business matters. The Division has ruled in the past that promulgating company standards for human rights, treatment of indigenous peoples, and worker health and safety transcends ordinary business. *See, e.g,,* Xcel Energy (March 14, 2003). So does a Proposal for ending cash payments in the millions of dollars for an entity reliably alleged to have committed murder.

B. The Proposal is Not False and Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).

The Company alleges four bases to support a finding that the Proposal is false and misleading with respect to its statements about a murderous attack on educators from the Company's school in August 2002 and other human rights violations, and should therefore be excluded. None of those bases has any merit, as in each case, the statements in the Proposal are properly supported by media reports. The Funds will follow the same order as the Company in discussion of the four bases.

1. **The Indonesian government is not fully cooperating with the FBI, and faces a reduction in U.S government aid as a result.**

The face of the Proposal belies any claim that the Funds' Proposal alleges that Freeport is not fully committed to finding and prosecuting those responsible for the August 2002 killings in Papua, Indonesia.

At the same time, the Proposal is well-supported in its statement that the United States is not fully satisfied with Indonesia's response to this attack. Notwithstanding the Company's Exhibit B, a government press statement dated October 22, 2003, only a deep dissatisfaction would lead the U.S. Senate to cut financial aid to Indonesia. As reported in the Washington Post, (12/12/03):

> Four FBI agents have been in Papua province since early this week to investigate the killings of two Americans in the remote region last year that strained ties between

> the United States and Indonesia, police said.
>
> Reports that Indonesian troops might have been involved in the attack, in which an Indonesian was also killed, have dogged the case. Because of the shootings, the Senate has cut off $400,000 in military training assistance that would have gone to Indonesia next year.

Even more striking, as the New York Times recently reported (2/4/04):

> Publicly, American officials say the Indonesians have been cooperating with the FBI in those investigations. Privately, however, American officials complain about the lack of full cooperation. All indications are that Indonesian soldiers were involved in the killings in Irian Jaya [Papua], American officials have said. The lack of full cooperation and the absence of vital forensic evidence causes the American officials to doubt that the killers will ever be found.

The Proposal's statement as to the lack of cooperation by the Indonesian government is thus well-founded.

2. In their Proposal, the Funds have truthfully presented the fact that there has been consistent and widespread reporting that the Indonesian police found a "strong possibility" that the Papua ambush was perpetrated by the Indonesian military.

While the Company would prefer to label any Indonesian military involvement in the August 2002 massacre as "speculation," media reports indicate a firm basis for such statements in the Proposal. Those reports state: "Congress has been given intelligence reports that support the conclusion of a preliminary Indonesian police investigation that found that 'there is a strong possibility' the shooting was carried out by members of the Indonesian military..." Washington Post, (6/22/03). " 'The preponderance of evidence indicates to us that members of the Indonesian army were responsible for the murders in Papua,' Matthew P. Daley, deputy assistant secretary of state for East Asian and Pacific Affairs, said in an interview." *Id.* (Emphasis added.)

A copy of the Indonesian police report translated into English as well as a copy in the Indonesian language are attached hereto as Exhibits A and B, respectively, to the Funds' letter.

See also Los Angeles Times, (5/31/03) (A police investigation pointed to the military in the ambush.); Washington Post, (7/30/03) ("U.S. officials with access to classified intelligence have said the preponderance of the evidence indicates that members of the Indonesian military were involved, a preliminary judgment supported by an initial Indonesian police investigation."); Wall Street Journal, (11/11/03) ("A preliminary police investigation concluded that rogue soldiers were likely engaging in an effort to push the company to pay more for security.") Washington Post, (12/12/03), *supra*.

Reports of Indonesian army involvement in the 2002 ambush have continued into 2004. "State Department officials and an Indonesian police investigator have said the preponderance of evidence points to military involvement in the ambush." Washington Post, (1/16/04).

The Company cites a handful of articles to bolster its position that the media reports indicate that the Indonesian military was probably not involved in the ambush. These articles are stale and unpersuasive. For example, the Company discussed the Washington Post's retraction of a statement that appeared in a November 3, 2002 article, and other articles and status reports proffered in the Company's letter are dated January and February, 2003. In contrast, the Funds have discussed, *supra*, three more recent Washington Post articles from 2003. In addition, the Funds cite a 2004 Washington Post article regarding the proposition that military involvement in the attack was likely.

The Company then includes a report dated December 23, 2003 to the effect that the FBI had not yet found any evidence of the Indonesian's Army's involvement. This statement is easily refuted by the New York Times article dated February 4, 2004, *supra*.

In sum, the Funds need only show a reasonable basis for the statements in the Proposal and the Funds have more than met that burden.

3. The Company has not denied the fact that it paid $5.6 million to the Indonesian military; therefore, the Funds did not make a false and misleading statement in their Proposal.

The Company here cites a true statement in the Proposal, and then wrongly accuses the Funds of thereby making a false and misleading statement. The Proposal simply states, "WHEREAS, in 2002,the company made payments of $5.6 million to the Indonesian military..." This truthful language speaks for itself and is in no way false or misleading.

4. The Indonesian military, funded in part by Freeport, does have a formidable, stubborn reputation for human rights violations, especially in Papua.

Although the Company professes to have a longstanding commitment to the protection of human rights, it is beyond doubt that the Indonesian military that the Company funds has an appalling reputation in this area. Given the financial and physical proximity of the two entities, a reasonable investor in the Company could reasonably be concerned about the Indonesian military's record of human rights violations. This is not the same as creating a "false and misleading impression that the Company is complicit in and responsible for human rights violations." Company letter at p. 6.

It has been reported that U.S. officials have long been wary of the Indonesian military's political power, its vast, shadowy economic holdings and its well-documented human rights abuses -- notably in the province of Papua. Washington

Post, (6/22/03). Further, as the Wall Street Journal, *supra*, reported:

> Indonesia's military commander said he wants to withdraw his troops from guarding the country's biggest mining and energy projects, in a move that could help ease the human-rights concerns that have dogged some major U.S. investments here...
>
> Requiring foreign companies to pay Indonesia's military for protection of key mining and energy projects has long been an important source of income for the country's poorly trained and equipped force. But the policy also has caused major human-rights headaches for the companies and frequently brought them into conflict with surrounding communities.

Although the Company has denied that they are complicit in human rights violations, they are unable to deny, of course, that they hired the Indonesian military. And, as a respected Australian financial journal recently reported, "The other huge barrier to reform is the Indonesian military, which has an abysmal human rights record in Papua." Australian Financial Review, (12/3/03).

A report issued by The Robert F. Kennedy Memorial Center for Human Rights in July, 2002, described the relationship between Freeport and the Indonesian military as follows:

> In September, 1995, Indonesia's National Commission on Human Rights concluded that 'clear and identifiable human rights violations had occurred in and around Freeport's project area, including indiscriminate killings, torture, and inhuman or degrading treatment, unlawful arrest and arbitrary detention, disappearance, excessive surveillance, and destruction of property. The Commission noted that these violations "are directly connected to the Indonesian army ...acting as protection for the mining business of PT Freeport Indonesia.'
>
> Development Aggression: Observations on Human Rights Conditions in the PT Freeport Indonesia Contract of Work Areas with Recommendations
> Abigail Abrash

The United Nations Committee Against Torture issued its findings concerning Indonesia in November 2001:

> Concern was cited, among other things...about allegations that abuses were sometimes committed by military personnel employed by foreign companies in Indonesia to protect their premises and to avoid labor disputes.

Further, referring to the August 31, 2002 ambush, The Straits Times (Singapore), (3/2/0/03) reported that Freeport "was the centre of a controversy over alleged human rights abuses by soldiers on its payroll." Significantly, the incident has been referred to as the "McMoRan ambush." Asia Times, (7/18/93).

Therefore, there is an abundance of reports and evidence for the Funds to rely on for the statements in the Proposal that the violations of human rights in Papua by the Indonesian military pose risks for Freeport.

III. Conclusion

For the reasons stated above, the Funds respectfully submit that the Company's request for "no-action" relief should be denied. Should you have any questions or require any additional information, please contact me.

Thank you for your time and consideration.

Very truly yours,

Janice Silberstein
Associate General Counsel

cc: Douglas N. Currault II, Esq.
Jones, Walker, Waechter, Poitevent, Carrere & Denegre, L.L.P.
201 St. Charles Avenue
New Orleans, Louisiana70170-5100

encs.

(Original Text = Page 1)

REPORT SUMMARY

I. SATURDAY, AUGUST 31, 2002.

1. Location of the Incident: Mile 62-63. In between two Indonesian Army Strategic Reserve Command #515 Task Force and Security stations, height, steep gorge on the right hand side, hill on the left hand side, foggy, difficult to escape.
2. Victim: 3 (three) died, 11 (eleven) heavy/light injured, not specified.
3. Evidence:
   - 2 (two) Toyota LWB land cruiser, 2 (two) dump trucks, 1 (one) trailer truck
   - 94 (ninety four) bullet shells – 5.56 mm caliber
   - 6 (six) bullet shells – 7.62 X 51 mm caliber
   - 1 (one) broken magazine
   - 134 (one hundred thirty four) shooting holes on 5 (five) evidence vehicles (not included those that hit the windshields, approximately more than 200 (two hundreds) rounds
   - Broken windshields
4. Witnesses: 3 (three) witnesses saw that there were around 3 (three) shooters with the following identifications:
   - wore striped dress without any attributes
   - wore green "sebo" (camouflage paint that is worn on the face)
   - carried black long barrel rifle
5. The victims: They saw approximately 11 (eleven) shooters with the following identifications:
   - 1 (one) person wore a black shirt and striped pants
   - 1 (one) person wore military boots
   - 6 (six) persons ran into the bushes in front of the location of the incident
   - 3 (three) persons ran in the direction of Timika

II. SUNDAY, SEPTEMBER 1, 2002.

1. 08:45 East Indonesian Time (EIT): Processing team, led by the Head of the County Police of Mimika and the Head of the Detective Unit, was repeatedly shot at around the location of the incident
2. 11:00 EIT: Vacuum Condition (VC) of the member of Indonesian Army Strategic Reserve Command #515 Task Force and Security
   11:40 EIT:
   - Mr. X was shot to death
   - Mr. Suherman, Private of the Highest Rank, was shot in his right thigh

EXHIBIT A

(Original Text = Page 2)

13:30 EIT:
- Head of the Provincial Police, Territorial Military Commander, Military Regiment Commander, Military District Commander, Head of the County Police, and Task Force Commander and Security #515 of Army Strategic Reserve Command + the journalists arrived at the location of the incident
- Mr. X's dead body was laid down on the side of the road
- No puddle of blood or flowing of blood occurred in the location where Mr. X was placed on the side of the road
- Stiff dead body (left hand cannot be folded)
- The dead body has not been identified, approximate age is 25 years old, without shoes, Papuan ethnic

15:30 EIT: Mr. X's dead body was transferred to Tembagapura Hospital, based on Dr. Kunto Rahardjo's report, the person had been dead for more than 6 (six) hours, small maggots/larvas was found on the intestine in the open stomach

3. 3 (three) witnesses have seen Mr. X around Station #515 in Banti village

III. MR. X'S CORPSE CONDITION (AUTOPSY RESULT BY DR. AGUNG, FORENSIC SPECIALIST FROM INDONESIAN POLICE HEADQUARTERS).

1. 4 (four) wounds were caused by the shooting:
   - 2 (two) shots on the left-hand side of the back
   - 1 (one) shot on the upper right hand
   - 1 (one) shot on the right side
2. The wound direction on the body: vertical
3. The victim was suffering from Testicle Hydrocele for approximately 2 (two) years (the scrotum diameter is 16 cm.)

IV. RECONSTRUCTION ON TUESDAY, SEPTEMBER 10, 2002.

1. Nothing significant happened on August 31, 2002.
2. September 1, 2002:
   - The distance between First Rank Corporal Mr. Wayan (Mr. X's shooter) and Mr. X is approximately 75 meters, there are many sight hindrances and shooting impediments in between)
   - The colleagues of the First Rank Corporal Mr. Wayan standing within1-4 meters from Mr. Wayan could not see Mr. X. and his friends.
   - The location where Mr. X was shot is very narrow (approximately 0.5 meter), on the side of a very deep gorge, there was no blood stain in that place

(Original Text = Page 3)

- In between the evening of August 31 (aftermath of the incident 13:40 EIT) and September 1, 2002, the location of the incident was guarded strongly by the Task Force and Security of Army Strategic Reserve Command #515, and has been searched carefully so there will be very small probability that the Rebellious Movement Group still exists there

V. FRIDAY, SEPTEMBER 13, 2002.

1. There was shooting to the vehicle of the Army Strategic Reserve Command #515 Task Force and Security at Mile 63 (1300 meters from the station of Army Strategic Reserve Command #515 Task Force and Security at Mile 64)
2. No victim and no evidence

VI. SATURDAY, SEPTEMBER 14, 2002.

1. 09:30 EIT, a combined patrol between the Mobile Brigade and the Army Strategic Reserve Command #515 Task Force and Security crossed the bridge at Mile 62, saw that there were 3 (three) members of the Army Strategic Reserve Command #515 Task Force and Security around the bridge at Mile 62
2. 11:00 EIT, a combined patrol between the Mobile Brigade and the Army Strategic Reserve Command #515 Task Force and Security crossed the Mile 62 bridge, saw that there was 1 (one) member of the Army Strategic Reserve Command #515 Task Force and Security around the bridge at Mile 62
3. 11:30 EIT, the investigation team that was led by Police Commissioner Adjunct Mr. Helmy Kwarta was on the way to Tembagapura Sectional Police and was shot at repeatedly at Mile 61 (Translator's note: the original Indonesian language does not say specifically, whether the vehicle was shot at or the person, whether anyone was injured or died)
4. 10:30 EIT the logistic vehicle of the Army Strategic Reserve Command #515 Task Force and Security was shot at repeatedly by an unidentified shooter. 8 (eight) bullet holes, 2 (two) from outside and 6 (six) from the inside of the vehicle were found on the vehicle body.
5. Approximately 1 (one) hour before, the Territorial Military Commander group went down from Tembagapura and passed the shooting area down to Timika.
6. While the investigation team continued their travel to Tembagapura Sectional Police, the Vice Commander of the Army Strategic Reserve Command #515 Task Force and Security on behalf of Infantry Major Mr. Aksan Widjaya stopped the team at the place close to the bridge at Mile 62 and told the team that there is/are bomb/s under the bridge. (Translator's note, in the Indonesian language it is not clear about the

singular or plural. so it is not clear if there was only one bomb. or more than one)

7. 3 (three) Power Gel sticks, 4 (four) Detonators, 2 (two) ABC brand batteries and 3 (three) detonator cables approximately 20 meters long were found.
8. At the same time, the Vice Commander of the Army Strategic Reserve Command #515 Task Force and Security said, "This is to inform the Head of the Provincial Police and Territorial Military Commander, please do not always accuse the Indonesian Army Force."
9. The Power Gel (the same as the one that is used by PT FIC = Freeport Indonesia Corporation) has expired
10. The investigation that has been done in the PT FIC explosive storage showed that there is no indication that this power gel came from this storage, probably this power gel came from the field, the remaining explosion operation in the field.
11. The XVII Trikora Territorial Military Commander had made a statement in Jakarta, he said that this Tembagapura case probably was caused by the PT FIC internal conflict and it was not caused by the people from the inside of the forest.

(Original Text = Page 4)

VII. SATURDAY, SEPTEMBER 14, 2002.

There were 2 (two) unidentified threatening telephone calls:

1. Number 0901-422907 received a call that came from #358 that was used by Task Force and Security (It is confirmed by the print out or a hard copy of the call issued by the MIS Department of PT FIC, and this can be used as evidence).
2. Number 0901-422907 received a call from a cellular phone number 08124887486. This cellular phone belongs to Sergeant First Class Mr. Jatmiko, the member of the Army Special Force Command Cendrawasih Task Force. (Lieutenant Colonel Mr. Siburian acknowledged in front of Papuan Vice Chairman of the Provincial Police that the cellular phone belonged to one of the member of his team, but it has been sold to a bar waitress on Bar Boulevard).
3. The following was found on Friday, September 20, 2002: 2 (two) bullet shells on the hill, at the location where the Papuan Freedom Organization people had gathered to shoot the Mr. Suherman, Private of the Highest Rank, 7 (seven) bullet holders, and 3 (three) bullet shells of 5.56 caliber.

VIII. FRIDAY, OCTOBER 11, 2002.

Interrogation result from the victim PATRICIA LYNN SPIER (from Colorado):

1. At the time right after the shooting on August 31, 2002 and before the ambulance came, the victim saw 3 (three) persons who wore dark blue T-

shirts, the victim did not pay attention at the color of the pants. 2 (two) Papuans and 1 (one) newcomer were helping the victims.

2. The victim saw 1 (one) other person with the following identification: non Papuan, wore a black vest, without weapon, at the location of the incident.
3. While waiting for the ambulance to come, a soldier, non Papuan, in a complete uniform with a jungle hat, wearing a shirt without an insignia, with his long barrel gun still hot (the victim felt it without touching it, the victim felt the heat transfer from the gun barrel to the victim's leg at a 5-10 cm distance), was standing up for approximately 10 minutes and almost stepped on the victim's leg without doing anything, with an unfriendly radiant eye.

IX. COMMUNITY OPINION:

1. Papuan Freedom Organization does not have the quantity of bullets as the number of bullets that were shot during the incident (approximately 200 bullets were found on August 31, 2002), and usually this Papuan Freedom Organization will not spend that much ammunition.
2. There was no indication of the initiation from the tribe around PT FIC that they were going to attack (such as a traditional ritual, statement, a demonstration, etc.).

(Original Text = Page 5)

3. Mr. Kelly Kwalik had made a statement that his group was not involved in that incident.
4. The separatist groups leaders (Tom Beanal, Thaha Alhamid, etc.) stated that they were not involved.
5. Papuan Freedom Organization never kills white people.
6. Papuan Freedom Organization always gets involved in a "Hit and Run" when they make an attack. The fact is that between September 1 until September 14, 2002 there still were shootings.
7. The Non Government Organization or NGO such as LSM ELSHAM PAPUA and Toga, Tomas, which are pro-separatists groups, were very active in helping the investigation process.

X. OTHERS:

1. The morale of the Indonesian Army Strategic Reserve Command #515 Task Force and Security is relatively low because of the following:
   a. They only receive the incentive of Rp.125,000.- per month for the rank of Tamtama (Private Second Class up to the Head of Corporal) and Rp.150,000.- per month for the rank of Bintara (from Lower Ranking Sergeant up to Sergeant Major) (a Javanese anecdote says "Satu Selawe Njaluk Slamet" or in a free translation it gives a sarcastic meaning "For One and Twenty Five you are looking for a Safe") (Translator's note: Rp. Is the Indonesian currency and stands for Rupiah. in August 2002 the approximate

exchange rate is US$1.- = Rp.9000.-, so Rp.125,000/month = US$13.89/month and Rp.150,000/month = US$16.67/month)

b. For a side income they are often selling food and raw material for food to Timika.

c. On June 23, 2002, 12 (twelve) members of the Indonesian Army Strategic Reserve Command #515 Task Force and Security were caught because they stole copper wire.

d. Their perks, such as vehicles, telephones, etc., were reduced.

e. They had a high expectation when they transferred to the location of PT FIC (copper and gold mining), but in fact it is very minimal.

2. The "Demonstration Effect" that took place was caused by the excessive living standard of the PT FIC employees (especially those white employees), including the glaring facilities.

XI. SEPTEMBER 29, 2002: REPETITION OF INCIDENT RECONSTRUCTION ON THE SEPTEMBER 1, 2002.

1. It was very difficult to see from the place where the First Rank Corporal Mr. Wayan was shooting, whether those 2 (two) friends of Mr. X were hiding, or whether they were going to take Mr. X's weapon away from him, or whether they were trying to run away.
2. It was seen that Mr. X's dead body was dragged by 4 (four) members of the Indonesian Army Strategic Reserve Command #515 Task Force by taking turns, 78 meters through trees roots, wet land and sharp gravels.
3. Blood spots and hair and broken clothes of Mr. X's were not found along the trail that was used to drag Mr. X's dead body.

(Original Text = Page 6)

4. Mr. Margono, Private of the Highest Rank, stated that he examined the corpse after the corpse had been laid down on the side of the street, the result was; 5 (five) shooting wounds were found, many charms or amulets and fresh blood were found around the corpse and on Mr. X's clothes.

XII. FACT FINDING

1. The vehicle plate numbers DS 20 PD and DS 54 PD that were used by the Task Force of Cendrawasih Army Special Force Command were vague numbers, and they were not issued by Mimika Police Department.
2. The number on the sides of the vehicles had been erased.
3. The PT FIC Management Information System (MIS) Department felt regret because they had given the print out or hard copy of the telephone usage to the Indonesian Police, this is related to the unidentified telephone threats : "If I knew that this is for the police, I will not print it."

XIII. PRELIMINARY CONCLUSION.

1. Based on the above-mentioned indicators, there is a strong possibility that the Tembagapura case was perpetrated by members of the Indonesian National Armed Forces, however, it still needs to be investigated further.
2. Maybe the Indonesian National Army Force investigators should be involved, in order to alleviate further misleading circumstances that could harm somebody's life.

(Original Text = Page 7)

SUGGESTION FOR FURTHER PROCESSING OF THE WITNESS'S INVESTIGATION OFFICIAL REPORT MR. DECKY MURIP (OPERATIONAL TEAM ASSISTANCE OF ARMY SPECIAL FORCE COMMAND)

NO	CONTENTS OF INVESTIGATION OFFICIAL REPORT (WITNESSES HAS BEEN SWORN IN)	NO	MATERIAL TO BE EVALUATED AND ANALYZED
1	2	3	4
1	At 7:30 EIT, August 31, 2002, Mr. Decky Murip (Operational Team Assistant of Army Special Force Command) was invited by the First Lieutenant Mr. Markus (Army Special Force Command) and other 9 (nine) persons among others are 3 (three) persons - First Lieutenant Mr. Wawan Suwandi, Lower Ranking Sergeant Mr. I Putu Suradnya and Private First Class Mr. Jufri Uswasnas with white Freeport vehicle (side number 0609 that used to be used by First Lieutenant Mr. Markus to go from Serayu Hotel in Timika to Freeport Tembagapura.	1	- information should be taken from the First Lieutenant Mr. Markus (Army Special Force Command), First Lieutenant Mr. Wawan Suwandi (Army Special Force Command), Lower Ranking Sergeant Mr. I Wayan Suradnya (Army Special Force Command), Private First Class Mr. Jufri Uswasnas (Army Special Force Command). Note: - Indonesian Police does not have the authority. - The information should be taken by a Solid Team that is founded by the Government of Indonesia. - Almost all the community in Timika (Police/Indonesian Army/ community) know First Lieutenant Mr. Markus (Army Special Force Command).
2	On August 31, 2002, before Decky Murip went with a vehicle with a side number 0609 (used to be used by First Lieutenant Mr. Markus), in Serayu Hotel Mr. Decky Murip (Operational Team Assistant of Army Special Force Command) was given two bottles of beer with plastic covers tied with a string, the others drank from the bottle with the original cover. Because Decky Murip drank those two bottles with a plastic cover, he lost his Identity Card that was saved in his pocket.	2	- information should be taken from First Lieutenant Mr. Markus (Army Special Force Command), First Lieutenant Mr. Wawan Suwandi (Army Special Force Command), Lower Ranking Sergeant Mr. I Wayan Suradnya (Army Special Force Command), Private First Class Mr. Jufri Uswasnas (Army Special Force Command). Note: - Indonesian Police does not have the authority. - The information should be taken by a Solid Team that is founded by the Government of Indonesia. - Decky Murip (Operational Team Assistant of Army Special Force Command) was given a special drink and then invited to go with the group.
3	(Original Text = Page 8) Decky Murip (Operational Team Assistant of Army Special Force Command), after he drank the two bottles with plastic covers and strings jumped into the white Freeport vehicle	3	(Original Text = Page 8) - information should be taken from First Lieutenant Mr. Markus (Army Special Force Command), First Lieutenant Mr. Wawan Suwandi (Army Special Force Command),

	with side number 0609 with the First Lieutenant Mr. Markus and the driver called "Mas" with the other 8 (eight) persons that wore black vests carrying short black barrel guns (approximately 50 cm. length) and one of them wore a black hat with the white command knife logo. They started from Serayu Hotel in Timika to go up to Freeport Tembagapura, and Decky Murip (Operational Team Assistant of Army Special Force Command) with the other 4 (four) persons, the staff members of First Lieutenant Mr. Markus (Army Special Force Command) were dropped off after Mile 50 (after passing the tunnel), and their task was to wait for further command and to listen to the explosion of gun shots for 4X.		Lower Ranking Sergeant Mr. I Wayan Suradnya (Army Special Force Command), Private First Class Mr. Jufri Uswasnas (Army Special Force Command). Note: - Indonesian Police does not have the authority. - The information should be taken by a Solid Team that is founded by the Government of Indonesia. - Why parts of the group was dropped off, Decky Murip (Operational Team Assistant of Army Special Force Command) + 4 (four) persons had to wait and listen to the 4 (four) shots? Was it a code? Or an execution, was it possible that Mr. X was executed during the sound of explosion that was heard by Decky Murip and the other 4 (four) persons with black vests?
4	Decky Murip (Operational Team Assistant of Army Special Force Command) with the other 4 (four) persons, the staff members of First Lieutenant Mr. Markus (Army Special Force Command) after waiting in the place that they were dropped off (after Mile 50) for a while, they were picked up again by First Lieutenant Mr. Markus (Army Special Force Command) with a driver called "Mas" with the other 4 (four) persons, the staff members of First Lieutenant Mr. Markus (Army Special Force Command) with the same vehicle (white vehicle with side number 0609) and the total of people were 11 (eleven) including First Lieutenant Mr. Markus (Army Special Force Command) and the driver, they were brought from Mile 50 down toward Timika and went round and round without any direction and without stopping and then went back up to the location of the incident at Mile 63.	4	- information should be taken from First Lieutenant Mr. Markus (Army Special Force Command), First Lieutenant Mr. Wawan Suwandi (Army Special Force Command), Lower Ranking Sergeant Mr. I Wayan Suradnya (Army Special Force Command), Private First Class Mr. Jufri Uswasnas (Army Special Force Command). Note: - Indonesian Police does not have the authority. - The information should be taken by a Solid Team that is founded by the Government of Indonesia. Question: Why after the vehicle went round and round without any direction and without stopping, Markus Cs then brought the group with black vests up to the location of the incident at Mile 63, and then asked Decky Murip (Operational Team Assistant of Army Special Force (Original Text = Page 9) Command) to go to the hill in order to chase the Rebellious Movement Group? Answer: If Decky Murip (Operational Team Assistant of Army Special Force Command) followed the command to go to the hill with the bushes (where it was guessed there were people there around the location of the incident at Mile 63), probably that black vested group that was brought by First

			Lieutenant Mr. Markus, would execute Decky Murip (Operational Team Assistant of Army Special Force Command) considered to be the attacker of the attack that had just happened on August 31, 2002, this would show as if that First Lieutenant Mr. Markus and the black vested group had rendered a good service in chasing and finding the attacker in that day of August 31, 2002. This scenario plan in the location of the incident will damage the image of the Army Special Force Command Cendrawasih Team, because Decky Murip is the Operational Team Assistant of the Army Special Force Command.
5	When the group (that was led by First Lieutenant Mr. Markus (Army Special Force Command) with a driver and 8 (eight) staff members and Decky Murip (Operational Team Assistant of the Army Special Force Command) arrived at the location of the incident at Mile 63 toward Tembagapura, they stopped and all of them got out of the vehicle and saw the evidence (the victim's vehicle), at that same time Decky Murip (Operational Team Assistant of Army Special Force Command) was ordered by the First Lieutenant Mr. Markus (Army Special Force Command) to go to the hill in order to check if there were people in the bushes on the hill, but Decky Murip (Operational Team Assistant of Army Special Force Command) rejected the order of the First Lieutenant Mr. Markus (Army Special Force Command) (Original Text = Page 10) because he said he felt dizzy which was caused by that drink (two bottles with plastic covers and strings), and he did not want to go to the hill to check the area in the location of the incident at Mile 63.	5	- information should be taken from First Lieutenant Mr. Markus (Army Special Force Command), First Lieutenant Mr. Wawan Suwandi (Army Special Force Command), Lower Ranking Sergeant Mr. I Wayan Suradnya (Army Special Force Command), Private First Class Mr. Jufri Uswasnas (Army Special Force Command). Note: - Indonesian Police does not have the authority. - The information should be taken by a Solid Team that is founded by the Government of Indonesia. Question: What will happen if Decky Murip (Operational Team Assistant of the Army Special Force Command) would go to the bushy hills around the (Original Text = Page 10) location of the incident at Mile 63? Answer: Probably he would be a target for shooting by the black vested group that was led by First Lieutenant Mr. Markus.
6	The result of the investigation, Freeport vehicle with side number 0609 usually was driven by a driver named Nathan, on a daily basis Nathan served as a driver for the Commander of the Task Force of Cendrawasih Army Special Force Command, if the Commander was on duty in Timika and Tembagapura.	6	- information should be taken from First Lieutenant Mr. Markus (Army Special Force Command), First Lieutenant Mr. Wawan Suwandi (Army Special Force Command), Lower Ranking Sergeant Mr. I Wayan Suradnya (Army Special Force Command), Private First Class Mr. Jufri Uswasnas (Army Special Force Command). Note: - Indonesian Police does not have the authority. - The information should be taken by a Solid Team that is founded by the Government of Indonesia.
7	The August 31, 2002 chronological group	7	Referring to the information that was given

	plan was begun from Serayu Hotel at 7:30 EIT where Decky Murip (Operational Team Assistant of the Army Special Force Command) drank the two bottles with plastic covers and strings, with the other 4 (four) persons (the staff of the First Lieutenant Mr. Markus member of Army Special Force Command), and then they were dropped at Mile 50 and the rest of the group went up (Tembagapura), but then they came back and picked up Decky Murip (Operational Team Assistant of Army Special Force Command) and the other 4 (four) people (the staff of the First Lieutenant Mr. Markus member of Army Special Force Command), and then they all went back down toward Timika, the vehicle went round and round and then went back up and stopped after the incident of shooting at the location of the incident at Mile 63, then the group went down from the vehicle (with side number 0609) in order to see the evidence, the vehicle that was shot by the ambush. (Original Text = Page 11) Then Decky Murip (Operational Team Assistant of Army Special Force Command) did not want to follow the order of the First Lieutenant Mr. Markus member of Army Special Force Command) to investigate the hill around the location of the incident at Mile 63, and then went back down to Timika. Need explanation from the Army Special Force Command in order to clarify the information from Decky Murip (Operational Team Assistant of the Army Special Force Command). If the information was vague, it was a violation of Article 242 KUHP that said "to provide vague information" to the Police Investigator or to the Army Special Force Command. And the person will also be charged by Article 310 KUHP that said about "damaging somebody's reputation" because he/she has defiled the reputation of the Special Armed Force Command (Indonesian Armed Force). It was getting worse since the Press Conference on the television on September 25, 2002 at 23:30 EIT or 21:30 West Indonesian Time (WIT)		by Decky Murip (Operational Team Assistant of Army Special Force Command) that was supported by ELSHAM (ELSHAM is one of the NGO group), The Head of the Tribe, and a Pastor, and they spontaneously willing to do the Press Conference on the television, therefore it is important for the government of Indonesia to develop a team in order to clarify the case so it will alleviate the conflict between the Indonesian Police that act as the investigator for managing the case in the location of the incident that is located in a vital project (PT Freeport) and the misunderstood group. According to January 14, 2002 Operational Regiment Tembaga (Ren Ops Tembaga) that is valid for 365 days (one year) until January 2003, the location of the incident that is located in PT Freeport is under the authority of The XVII Trikora Regional Military Command. Note: - The vehicles that were used by Army Special Force Command without side numbers (had been erased) with vague numbers "DS" were freely driven in the area of Timika and go up and down vice versa to Tembagapura. (Original Text = Page 11) - The Indonesian Police that conducted the investigation in the area that is under the authority of the Indonesian National Army Force, needs to be backed up by a solid team that is developed by the government of Indonesia, because it is very sensitive and easy to become a conflict between the Indonesian Police and the Indonesian National Army Force (PAM PROVITNAS PT FREEPORT/OPS TEMBAGA 14 2002 by Trikora Regional Military Command).

Additional Information:

1. All of the information about Decky Murip (Operational Team Assistant of Army Special Force Command) has been submitted by Vice Chairman of the Provincial Police to The Commander of the Task Force of the Army Special Force

Command (Cendrawasih Team) in his residence on September 24, 2002 between 09:00 – 23:00 EIT.

2. The Press Conference, led by Mr. Jhon Rumbiak - ELSHAM (one of the NGO group), was held at September 25, 2002 at 23:30 EIT or 21:30 WIT.
3. Mr. Siburian, the Licutenant Colonel Infantry and the Commander of Task Force of the Army Special Force Command (Cendrawasih team), said that the information provided by those people and the Operational Team Assistant did not mean to mention the Cendrawasih Team of Army Special Force Command, and the purpose of Jhon Rumbiak and Decky Murib was to manipulate the public opinion in order to make the Army Special Force Command – Indonesian National Army Force look bad.

Timika, September 28, 2002.

(Original Text = Page 12)

THE TRIANGLE AUTHENTICATION

The Triangle (in the center of page 12)
TSK (Mr.X) = The victim, Mr. X.
Saksi = Witnesses
BB = Barang Bukti = Evidence

The Location of the Incident (TKP)

1. August 31, 2002 - block on Mile 62
2. September 1, 2002 - block Mile 61 (Police)
3. September 13, 2002 – some members of 515 Task Force regiment were shot at. That happened at Mile 63.
4. September 14, 2002 - the investigation team was shot at. That happened at Mile 62.
5. September 14, 2002 – some members of 515 Task Force regiment were shot at Mile 62, 2 (two) holes from the outside and 4 (four) holes from the inside
6. September 14, 2002 - found bomb at Mile 62
7. September 20, 2002 - found explosive at Mile 63
8. September 20, 2002 - found 7 (seven) bullet holders, 2 (two) SS-1 bullet shells, 1 (one) M-16 bullet shell

The Rectangle on the Top Left Hand Corner (the explanation is connected to Mr. X)

1. Larva/maggot inside the intestine of the victim seen from the open stomach.
2. The stomach and the intestine was empty, found brown color liquid, the person had not eaten for more than 12 hours.
3. The victim had been dead for more than 6 hours when the Tembagapura Hospital received the dead body.
4. All of the dead body was rigid (rigor mortis).
5. There were 4 (four) horizontal shooting holes that caused the death of the victim.
6. The diameter of the testicle is approximately 17 cm., the victim was suffering Testicle Hydrocele.
7. The last position was at the dent of the hill, with 80° steep grade (steep down to a deep gorge)
8. The dead body was thrown away down 8 meters and was dragged for approximately 78 meters through the tree roots and sharp gravel.

The Rectangle on the Bottom Left Hand Corner (the explanation is connected to the Evidence)

1. The case of August 31, 2002:
   a. 95 bullet shells 5.56 and 7.62 caliber.
   b. The vehicles of the victim (3 trucks and 2 jeeps)
   c. 3 victims were dead & 11 heavy/light injured
   d. Approximately 134 bullet holes

2. The case of September 1, 2002:
   a. Mr. X
   b. The accessories of Mr. X (bag, flashlight, m. tawon, ABC battery, pepsodent, etc.)
   c. Bullet shells 5.56 + 7.62 + 1 broken M-16 magazine
   d. Mr. X hat with Special Army Force Command logo.
   e. Black shirt, black jacket, brown short pant.

Note:
m. tawon = minyak tawon = a special medicated oil that is normally used by the people from Indonesia especially people that comes from the eastern part of Indonesia.

<u>The Rectangle on the Right Hand Side (the explanation is connected to the Witnesses)</u>

1. Dwi Lasmono (the 515 driver), Agus Rahmat (Freeport Security) & Darius (the owner of a local pub in Banti) know Mr. X who was often hanging around close to 515 Station in Banti.
2. Daud Tandirerung, Yonan Djikwa, and Kamame Mum (driver & passenger of TDS pick up) saw at the location of the incident 2 (two) soldiers without attributes shooting at them, these witnesses faced down instantaneously, switched the gear, accelerated the vehicle, and drove away.
3. Stephen Emma & Francene saw 5-6 young men near adulthood, arose on the side of a trailer, carried long barrel gun and ran into the bushes in front of the location of the incident.
4. Sandra Hopkins & Kenneth Balk saw (for a minute) a black male, with black shirt, striped pants, with pendant hair, who was looking out toward Tembagapura direction.
5. The second rank corporal Mr. Wayan shot Mr. X (tsk) from the top of the hill to the exact position of Mr. X (slanted 80^{0} at down direction)
6. The second rank of corporal Mr. Melky was the first person who saw the dead body of Mr. X.
7. The second lieutenant infantry Mr. Yanto/Highest Rank of Private Mr. Sugi Private Second Class Mr. Slamet/ Highest Rank of Private Mr. Margono/ Private Second Class Mr. Suriyadi/Second Rank Corporal Mr. Putu Dharma & Lower Ranking Sergeant Mr. Ketut, they were all the people who dragged the dead body approximately for 78 meters through rocks and sharp gravel to the side of the road between Timika and Tembagapura.
8. Dr. Kunto (the head of Tembagapura Hospital) was the first person that saw the larva or maggots in Mr. X intestines.
9. The Head of the Forensic Laboratory confirmed the findings of Dr. Kunto (Tembagapura Hospital)
10. Highest Rank of Private Mr. Suherman (his right thigh was shot)
11. Timika Military District Commander (the first person who called the Mimika Head of County Police at 12:45 EIT → Mr. X was shot + Highest Rank of Private Mr. Suherman was shot)
12. The trailer driver (Mastur) saw one shooter with pendant hair, black face, clean face without beard/moustache wearing striped shirt and pants without attributes, with a long barrel gun.

(Original Text = Page 13)

Drawing on page 13

Timika = the name of a town in Freeport area, Irian Jaya (or is known as West Papua)
Tembagapura = the name of a new town that was built by Freeport. Most of this town inhabited by the Freeport employees. Tembaga = copper, pura = a word from Bali island means temple or shrine. So Tembagapura = The Copper Shrine.
Praka Wayan = Prajurit Kepala Wayan = Highest Rank of Private named Mr. Wayan.
Jurang = gorge
Mr. X dibuang kebawah = Mr. X was thrown down.

(Original Text = Page 14)
Copy of pictures

(Original Text = Page 15)
Copy of pictures

(Original Text = Page 16)
Copy of vehicles pictures

(Original Text = Page 17)

THE CASES OF AUGUST 31, 2002 UP TO SEPTEMBER 1, 2002 (TEMBAGAPURA)

A. MOTIVE:

1. To create a situation that makes people pay attention.
2. To create a feeling of insecurity for those who use the road between Timika and Tembagapura.

B. MODUS OPERANDI:

1. Brutal shooting with a fully automatic gun.
2. There is no specific target for the victim.
3. Shooting and placing expired explosives around Mile 62 and Mile 62.5 and Mile 63 with the position always on the right side of the road between Timika and Tembagapura direction.

C. **DECEPTION**:

1. On August 31, 2002 after the event, Second Lieutenant Infantry Mr. Yanto was shot with an empty bullet at Mile 62.5 (the evidence of the bullet shell was kept by Mimika County Police).
2. On September 1, 2002 the Highest Rank of Private Mr. Suherman was shot in his right thigh at Mile 62.5 (the exact location of the incident was not known yet).
3. The community around Freeport does not know Mr. X (they kept their mouths shut).
4. On September 13, 2002, the shooting at the Indonesian Army Strategic Reserve Command #515 Task Force and Security at Mile 63 (the attacker was still around the location of the incident).
5. On September 14, 2002 the vehicle of 515 Bama was shot, 2 from outside & 6 bullet holes from the inside of the vehicle itself at Mile 62 (the attacker was still around the location of the incident).
6. On September 14, 2002 the explosive was found, 3 (three) Power Gel sticks, 4 (four) detonators, 2 (two) ABC batteries and 3 (three) 20 meters detonator cables at Mile 62 (was crystallized & expired) (the attacker was still around the location of the incident).

(Original Text = Page 18)

7. On September 14, 2002 after the finding of the explosive, the 515 Vice Battalion Commander said, this event will acknowledge to The Territorial Military Commander and Head of the Provincial Police what is the true situation around here, so please do not always blame the Indonesian National Army Force.
8. In his statement, the Jakarta Territorial Military Commander said that this Tembagapura case may be caused by the PT Freeport Indonesia internal, and not by the people from the forest (the attacker was still around the location of the incident).
9. On September 14, 2002 the individuals at Mile 50 station were threatened by two phone calls stating that the station would be attacked. The person, making the threats, called from no. 358 (that was used by the Army Strategic Reserve Command #515 Task Force and Security station, The Head of the Section II 515 Task Force Security), where this number at that time was used by Cendrawasih Task Force, and from a cellular phone number 08124887486 that was owned by First Class Sergeant Mr. Jatmiko, the member of Army Special Force Command, Cendrawasih Task Force to 0901-422907 (the supporting document is the call list print out that can be used for evidence) (the attacker was still around the location of the incident).
10. On September 20, 2002, the Second Lieutenant Infantry Mr. Rahmat found the explosive at Mile 63, 2 Power Gel & 2 Cassuary bones (the attacker was still around the location of the incident).
11. The PT Freeport vehicles still existed and were based on the EPO consideration (EPO=Exploration Production Operation) they might be used without side numbers and with vague license plate numbers, those are:

a. DS 1154 PD, used by Intelligence Detachment First Lieutenant Mr. Hartono, this vehicle originally has the side number 01-2234.
b. DS 1149 MA, used by Special Army Force Command Captain Irwan, this vehicle originally has the side number 01-2229.
c. DS 20 PD, used by Special Army Force Command Mas Jen, this vehicle did not have side number and was not registered in the office of Timika.
d. DS 54 PD used by Special Army Force Command and driven by the EPO employee Mr. Nathan and was not registered in the office of Timika.
e. DS 1330 FB was under contract by EPO and in that time was used by the Special Army Force Command the First Lieutenant Mr. Lukito, and this vehicle originally has the side number 01-1432 with the newest (renewal) DS 1301 MA, but was not put on yet.

(Original Text = Page 19)

f. On September 29, 2002 The Head of Unit Traffic Mimika County Police had the pictures as proof of evidence for the above explanation from point (a) up to point (e).

D. **THE ALTERNATIVE OF THE EXISTENCE Mr. X.**:

1. Mr. X came by himself with 2 (two) of his friends and they came to the position on the hill below the position of the Second Rank Corporal Mr. Wayan at the top of the hill. Wayan was planning to shoot the police on the road that will come at 8:00 in the morning together with the investigators team at the location of the incident. Then there was an approximate lapse of 3 hours and at 11:40 EIT Mr. X. was pronounced dead because of the shooting by the Second Rank of Corporal Mr. Wayan. Those two friends of Mr. X. with black and red shirts ran away and carried Mr. X's weapon, they ran down through the steep gorge. After that, Mr. X dead body was brought down 8 m. and then dragged 78 m to the side of the road after Territorial Military Commander/Head of the Provincial Police/Commander of the Cendrawasih Special Army Force Command/Battalion Commander of 515 Army Strategic Reserve Command/Regiment Commander of Sorong/Head of the Directorate IPP Papuan Regional Police came to see and witnessed the dead body of Mr. X, then Mr. X dead body was brought to Tembagapura Hospital and then handed directly by Dr. Kunto Rahardjo (who saw the larva/maggots on the intestines of the open stomach of Mr. X).
2. Mr. X was shot to death in another location and then brought to the forest and placed on the hill below Wayan's position on the top of the hill, and then there was a lapse of approximately 3 hours, then at 11:40 Mr. X was pronounced dead because of the shooting by the Second Rank of Corporal Mr. Wayan at the location of the incident on the back of the hill. Then the dead body of Mr. X was brought down 8 m. and then dragged 78 m to the side of the road after Territorial Military Commander/Head of the Provincial Police/Regiment Commander/Commander of the Cendrawasih Special Army Force Command/Battalion Commander of 515 Army Strategic Reserve Command/Head of the Directorate IPP came to see and witnessed the dead body of Mr. X, then

Mr. X's dead body was brought to Tembagapura Hospital and then handed directly by Dr. Kunto Rahardjo (who saw the larva/maggots on the intestines of the open stomach of Mr. X).

3. Mr. X was shot to death and then his dead body was delivered and placed on the side of the road in order to be seen and witnessed by Territorial Military Commander/Head of the Provincial Police/Regiment Commander/Commander of the Cendrawasih Special Army Force Command/Battalion Commander of 515 Army Strategic Reserve Command/Head of the Directorate IPP Papuan Regional Police, then Mr. X's dead body was brought to Tembagapura Hospital and then handled directly by Dr. Kunto Rahardjo who saw the larva/maggots on the intestines of the open stomach of Mr. X.

E. **EVALUATION ANALYSIS**:

1. First Alternative: Mr. X suffered from Testicle Hydrocele acute disease (the inflammation of both testicles for approximately more than 1 year and the diameter of the testicle approximately 17 cm.). With his health condition it is impossible for Mr. X to go up to the hill to the location of the incident. (Mr. X.'s physical/health and mental condition does not support the first alternative).

(Original Text = Page 20)

2. Second Alternative: It is impossible for the persons who create the scenario. Because it took too long of a time and it was too exhausting for them to go up to the hill and carry the dead body of Mr. X and then carry Mr. X back down to the side of the road in order to be seen and witnessed by the Territorial Military Commander/Head of the Provincial Police/Regiment Commander/Commander of the Cendrawasih Special Army Force Command/Battalion Commander of 515/ Head of the Directorate IPP Papuan Regional Police.
3. Third Alternative: It is the most possible scenario that has been proposed. Mr. X was shot to death before. Then Mr. X's dead body was brought and placed on the side of the road in order to "invite" the police investigator team to come and to investigate the location of the incident and at the same time to wait for the coming of the group that consisted of the Territorial Military Commander/Head of the Provincial Police/Regiment Commander/Commander of the Cendrawasih Special Army Force Command/Battalion Commander of 515/ Head of the Directorate IPP Papuan Regional Police to witness that it is true that Mr. X was the attacker on August 31, 2002 and also the attacker on September 1, 2002.
4. Referring to the third alternative that it was the most possible scenario. In order to make the case more clear, 10 (ten) questions need to be asked:

   1) Who is Mr. X?
   2) Where is the exact location where Mr. X was picked up at?
   3) Where is the exact location where Mr. X was shot before he was placed on the side of the road?
   4) Who picked up Mr. X and who shot Mr. X?

5) Why did they create this kind of scenario for Mr. X?
6) Who are the parties that have worked together to develop this Mr. X scenario?
7) Is this Mr. X scenario known by the responsible security of PT. FI (OPS TEMBAGA-14)?
8) Who is the initiator (the first person) to create this plan or create this Mr. X scenario?
9) What kind of vehicle was used to pick up Mr. X and to drop Mr. X's dead body on the side of the road?
10) What is the background reason that had triggered the creation of this scenario for Mr. X?

(Original Text = Page 21)

F. **CLOSING**:

This is all about the findings pertaining to Mr. X. It is supported by the data and the facts from:

1. The condition of Mr. X while he was still alive.
2. The condition of dead Mr. X at the location of the incident.
3. The condition of Mr. X when the autopsy was performed.
4. The condition of Mr. X after he was buried in the Timika public cemetery.

RINGKASAN LAPORAN

I. **HARI SABTU TGL. 31 AGUSTUS 2002**

1. TKP : Mile 62-63. Di antara 2 Pos Satgas Pam 515 Kostrad, ketinggian, kanan jurang terjal, kiri bukit, berkabut, sulit untuk escape.

2. Korban : 3 (tiga) meninggal dunia, 11 (sebelas) luka berat/ringan, tidak spesifik.

3. BB : - 2 (dua) unit mobil toyota jenis LWB landcruiser, 2 (dua) unit dump truck, 1 (satu) unit Truck Trailler
   - 94 (sembilan puluh empat) butir selongsong berkaliber 5,56 mm
   - 6 (enam) butir selongsong berkaliber 7,62 X 51mm
   - 1 (satu) buah magazen rusak
   - 134 (seratus tiga puluh empat) bekas tembakan pada 5 (lima) unit kendaraan BB (tidak termasuk yang kena kaca,kurang lebih 200 (dua ratus) tembakan
   - Kaca-kaca mobil pecah

4. Saksi-saksi : 3 (tiga) saksi melihat pelaku penembakan kurang lebih 3 (tiga) orang dengan ciri-ciri :
   - Berpakaian loreng tanpa atribut
   - Memakai sebo berwarna hijau
   - Menggunakan senjata laras panjang warna hitam.

5. Para Korban : Melihat pelaku penembakan ± 11 (sebelas) orang dengan ciri-ciri sebagai berikut :
   - 1 (satu) orang terlihat memakai baju kaos warna hitam, celana loreng
   - 1 (satu) orang terlihat memakai sepatu boot militer
   - 6 (enam) orang terlihat berlari ke semak di depan TKP
   - 3 (tiga) orang terlihat berlari ke arah Timika

II. **HARI MINGGU TANGGAL 1 SEPTEMBER 2002**

1. Pkl. 08.45 WIT : -Tim olah TKP dipimpin oleh Kapolres Mimika dan Kasat Serse ditembaki di sekitar TKP
2. Pkl. 11.00 WIT : - VC anggota Satgas Pam 515 Kostrad
   Pkl. 11.40 WIT : - Mr. X tertembak mati
   - Praka Suherman tertembak pada paha kanan

/_Pkl. . . . . .

EXHIBIT B

Pkl. 13.30 : - Kapolda, Pangdam, Danrem, Dandim, Kapolres dan Dansatgas Pam 515 Kostrad + Wartawan tiba di TKP
- Mayat Mr. X diletakan/dibaringkan di pinggir jalan
- Tidak ada genangan darah/darah mengalir di tempat Mr. X dibaringkan di pinggir jalan
- Mayat kaku (tangan kiri tidak bisa dilipat)
- Mayat tanpa identitas, usia kurang lebih 25 thn, tanpa sepatu, etnis Papua

Pkl. 15.30 WIT : Mayat Mr. X dievakuasi ke RS. Tembagapura, keterangan Dr.Kunto Rahardjo bahwa waktu kematian lebih dari 6 (enam) jam, terlihat ulat-ulat kecil berkeliaran pada usus yang terburai.

3. 3 (tiga) saksi pernah melihat Mr. X di sekitar Pos 515 di Desa Banti

III. KONDISI MAYAT MR. X (Hasil autopsy oleh Dr. Agung, ahli Forensik dari Mabes Polri)

1. 4 (empat) luka tembakan :
   - 2 (dua) luka tembakan pada punggung kiri
   - 1(satu) luka tembakan pada lengan kanan atas
   - 1 (satu) luka tembakan pada lambung kanan
2. Arah luka di tubuh : tegak lurus
3. Korban menderita penyakit Hydrokel Testis, kurang lebih 1-2 tahun (diameter testis 16 CM)

IV. REKONSTRUKSI PADA HARI SELASA TANGGAL 10 SEPTEMBER 2002

1. Tentang Tanggal 31 Agustus 2002, tidak terdapat hal yang signifikan
2. Tentang tanggal 1 September 2002 :
   - Posisi Koptu Wayan (Penembak Mr. X) dengan Mr. X berjarak kurang lebih 75 meter,banyak penghalang pandangan dan tembakan)
   - Rekan-rekan Koptu Wayan yang bersebelahan dengan jarak 1-4 meter tidak melihat Mr.X Cs.
   - Lokasi tertembaknya Mr. .X sangat sempit (kurang lebih 0,5 meter) di tepi jurang yang sangat dalam, tidak terdapat bekas-bekas darah sama sekali

/_ Antara . . . . .

- Antara tanggal 31 Agustus sore (pasca kejadian jam 13.40 WIT) sampai tanggal 1 September 2002, TKP dijaga super ketat oleh Satgas Pam 515 Kostrad dan telah disisir, sehingga sangat kecil kemungkinan masih ada GPK. (???)

V. HARI JUMAT TANGGAL 13 SEPTEMBER 2002

1. Terjadi penembakan terhadap kendaraan Satgas Pam 515 Kostrad di Mile 63 (1300 meter dari Pos Satgas Pam 515 Kostrad di Mile 64)
2. Tidak ada Korban dan tidak ada BB

VI. HARI SABTU TANGGAL 14 SEPTEMBER 2002

1. Pkl. 09.30 WIT, Patroli gabungan Brimob dan Satgas Pam 515 Kostrad melintas di jembatan mile 62, terlihat 3 (tiga) orang anggota Satgas Pam 515 Kostrad berada di sekitar jembatan mile 62
2. Pkl. 11.00 WIT, Patroli gabungan Brimob dan Satgas Pam 515 Kostrad melintas di jembatan mile 62, terlihat 1 (satu) orang anggota Satgas Pam 515 Kostrad berada di jembatan mile 62
3. Pkl. 11.30 WIT Tim Penyidik yang dipimpin oleh AKP Helmy Kwarta sedang dalam perjalanan menuju ke Polsek Tembagapura, di mile 61 ditembaki.
4. Pkl. 10.30 WIT mobil logistik Satgas Pam 515 Kostrad ditembaki oleh penembak yang tidak teridentifikasi. Pada body mobil ditemukan 8 lubang tembakan, 2 (dua) dari luar dan 6 (enam) dari dalam mobil
5. Kurang lebih 1 (satu) jam sebelumnya, rombongan Pangdam turun dari Tembagapura menuju Timika yang melintas daerah penembakan tersebut.
6. Pada saat Tim Penyidik meneruskan perjalanan ke Polsek Tembagapura, dekat jembatan mile 62, dihentikan oleh Wadan Satgas Pam 515 Kostrad an. Mayor Inf. Aksan Widjaya dan memberitahu bahwa ada bom di bawah jembatan.
7. Ditemukan : 3 (tiga) stick Power Gel, 4 (empat) buah Detonator, 2 (dua) buah Baterray ABC dan 3 (tiga) utas Kabel ledak 20 mtr.
8. Pada saat itu, Wadan Satgas Pam 515 Kostrad berkata, "Biar Kapolda dan Pangdam tahu, jangan hanya menuduh TNI terus"
9. Power Gel (identik dengan yang digunakan oleh PT. FIC) tetapi sudah mengkristal/kadaluarsa
10. Hasil pemeriksaan di Gudang Handak PT. FIC, tidak ada tanda-tanda kebocoran, kemungkinan Handak tersebut adalah sisa-sisa operasi peledakan di lapangan.
11. Pangdam XVII-Trikora membuat pernyataan di Jakarta bahwa, Kasus Tembagapura mungkin akibat konflik Internal PT. FIC dan bukan dilakukan oleh orang Hutan.

/_ VII. Hari . . . . .

VII. HARI SABTU TANGGAL 14 SEPTEMBER 2002

☞ Terjadi 2 (dua) kali ancaman telepon gelap :

1. Ke telp 0901-422907 dari Trunking nomor 358 yang dipakai oleh Satgas Pam (BB Print out dari MIS Departemen PT. FIC conformed).
2. Ke telp. 0901-422907 dari no HP. 08124887486 milik Serka Jatmiko anggota Kopassus Satgas Cenderawasih (Letkol Siburian Mengakui di hadapan Wakapolda Papua bahwa No. HP tersebut benar milik anggotanya namun telah dijual kepada seorang Hostess di Bar Boulevard).
3. Pada hari Jumat tanggal 20 September 2002, ditemukan 2 (dua) selongsong peluru hampa di atas bukit, posisi yang ditempati OPM ketika menembak Praka Suherman, serta 7 (tujuh) jepitan peluru dan 3 (tiga) selongsong caliber 5,56.

VIII. HARI JUMAT TANGGAL 11 OKTOBER 2002

☞ Hasil interogasi terhadap korban An. PATRICIA LYNN SPIER (di Colorado) :

1. Sesaat setelah penembakan tanggal 31 Agustus 2002 dan sebelum ambulan datang, korban melihat 3 (tiga) orang yang memakai baju kaos warna biru gelap, warna celana (tidak diperhatikan oleh korban) 2 (dua) orang Papua dan 1 (satu) orang pendatang, terlihat menolong para korban.
2. Korban melihat 1 (satu) orang yang lain, ciri-ciri : bukan orang papua, memakai rompi warna hitam, tanpa senjata, berada di TKP.
3. Saat menunggu ambulan, seorang tentara, bukan orang Papua, berseragam lengkap, memakai topi rimba, baju tanpa atribut, laras senjata terasa sangat panas meskipun tanpa disentuh (pada jarak 5 s/d 10 Cm dengan kaki korban), berdiri hampir menginjak kaki korban selama ± 10 menit, tidak berbuat apa-apa, bahkan tatapan Tentara tersebut sangat tidak bersahabat.

IX. OPINI MASYARAKAT :

1. TPN/OPM tidak mempunyai peluru sebanyak itu (lebih kurang 200 butir yang ditembakan pada tanggal 31 Agustus 2002) dan biasanya TPN/OPM tidak royal dengan penggunaan Amunisi.
2. Tidak terdapat indikator awal/tanda-tanda dari suku-suku di sekitar PT. FIC akan melakukan penyerangan (Demo, Pernyataan, pesta adat, dsb).

/_ 3. Kelly . . . . .

3. Kelly Kwalik telah mengeluarkan peryataan bahwa yang bersangkutan tidak terlibat dalam kasus ini.
4. Tokoh-tokoh Separatis (Tom Beanal, Thaha Alhamid, dll) menyatakan tidak terlibat
5. TPN/OPM tidak pernah membunuh orang kulit putih
6. TPN/OPM selalu "Hit and Run", ternyata tanggal 1 September 2002 s/d tanggal 14 September 2002 masih terjadi tembakan-tembakan
7. LSM (seperti ELSHAM PAPUA) dan Toga, Tomas yang pro Separatis sangat giat membantu proses penyelidikan kasus tersebut.

X. HAL-HAL LAIN :

1. Moril anggota Satgas Pam 515 Kostrad relatif rendah, karena :

   a. Hanya menerima insentif Rp. 125.000/bulan untuk Tamtama dan Rp. 150.000/bulan untuk Bintara (dalam bahasa jawa : "Satus Selawe Njaluk Slamet")
   b. Sering menjual bahan makanan ke Timika, hanya untuk mendapat tambahan penghasilan.
   c. Tanggal 23 Juni 2002, 12 (dua belas) anggota Satgas Pam 515 Kostrad mencuri kawat Tembaga dan tertangkap.
   d. Banyak fasilitas yang dikurangi seperti, kendaraan, telepon, dsb.
   e. Harapan para anggota dengan bertugas di PT. FIC (tambang Emas dan Tembaga) cukup tinggi, tetapi kenyataannya sangat minimal

2. Terjadi "Demonstration Effect" akibat para pegawai PT. FIC (terutama orang kulit putih) yang hidup berlebihan dengan fasilitas yang mencolok

XI. REKONSTRUKSI ULANG TTG INSIDEN TGL 1 SEPTEMBER 2002 YG DILAKS. PADA TANGGAL 29 SEPTEMBER 2002

1. Dari tempat Koptu Wayan menembak, sangat sulit untuk melihat 2 (dua) orang rekan Mr. X bersembunyi, mengambil senjata Mr. X maupun melarikan diri.
2. Terlihat mayat Mr. X diseret oleh 4 (empat) anggota satgasPam 515 Kostrad secara bergantian sejauh 78 meter melewati akar-akar pohon, tanah becek dan kerikil-kerikil cadas.
3. Sepanjang jalur yang dipakai menyeret mayat tidak terdapat bercak darah maupun potongan rambut serta cabikan jaket atau pakaian Mr. X.

/_ 4. Praka . . . . .

4. Praka Margono mengaku melakukan pemeriksaan mayat setelah mayat diletakkan di pinggir jalan dengan hasil ; terdapat lima luka tembak masuk, ditemukan jimat serta begitu banyak darah segar di sekitar mayat maupun di seluruh pakaian Mr. X

XII. PERKEMBANGAN YANG DITEMUKAN

1. Penggunaan Plat Nomor Mobil DS 20 PD dan DS 54 PD oleh Satgas Cendrawasih Kopassus adalah Nomor Palsu yang bukan dikeluarkan oleh Samsat Mimika.

2. Nomor Lambung pada mobil telah dihapus.

3. Pihak Departemen MIS (Management Information System) PT. FIC sangat menyesal karena telah memberikan copy data/print out tentang penggunaan saluran komunikasi kepada Polri sehubungan dengan adanya ancaman telpon dan Trunking dengan kalimat : "Kalau saya tahu bahwa ini untuk Polisi, saya tidak akan memprint-nya".

XIII. KESIMPULAN SEMENTARA

1. Dari berbagai indikator tersebut di atas, maka sangat mungkin kasus Tembagapura dilakukan oleh oknum-oknum TNI namun masih memerlukan penyelidikan lebih lanjut.
2. Mungkin sudah perlu melibatkan unsur-unsur penyelidik dan penyidik TNI, guna mencegah adanya upaya-upaya penyesatan lebih lanjut yang mungkin membahayakan jiwa orang lain.

SARAN TINDAK LANJUT BAP SAKSI
Sdr DECKY MURIP (TBO KOPASSUS)

NO	ISI BAP (TELAH DISUMPAH SAKSI)	NO	BAHAN ANALISA EVALUASI
1	2	3	4
1	Pada tanggal 31 Agustus 2002 jam 07.30 Wit Decky Murip (TBO Kopassus) diajak oleh Lettu Markus (Kopassus) bersama dgn 9 orang lainnya diantaranya 3 orang bernama Lettu Wawan Suwandi, Serda I Putu Suradnya dan Pratu Jufri Uswanas dgn kendaraan Freeport warna putih No. Lambung 0609 biasa dipakai Lettu Markus (Kopassus). Berangkat dari Hotel Serayu Timika menuju keatas (Freeport Tembagapura).	1	- Perlu diambil keterangan thdp Lettu Markus (Kopassus), Lettu Wawan Suwandi (Kopassus), Serda I wayan Suradnya (Kopassus), Pratu Jufri Uswanas (Kopassus). Catatan : - Polri tdk punya kewenangan. - Sebaiknya keterangan tsb diambil oleh Team Solid yang dibentuk khusus oleh Pemerintah RI. - Lettu Markus (Kopassus) hampIr semua Polisi/TNI/masyarakat kenal di Timika.
2	Decky Murip (TBO Kopassus) diberikan minuman dua botol Bir yang bertutupkan diikat plastik, di Hotel Serayu pada tanggal 31-8-2002 sebelum berangkat naik kendaraan Lambung 0609 (biasa dipakai Lettu Markus/Kopassus), sedangkan yg lainnya meminum minuman asli dengan tutup botol. Akibat meminum dua botol bertutupkan ikatan plastik tsb akhirnya Decky Murip (TBO Kopassus) kehilangan Kartu Tanda Identitas diri yg biasanya dikantongi.	2	- Perlu diambil keterangan thdp Lettu Markus (Kopassus), Lettu Wawan Suwandi (Kopassus), Serda I wayan Suradnya (Kopassus), Pratu Jufri Uswanas (Kopassus). Catatan : - Polri tdk punya kewenangan. - Sebaiknya keterangan tsb diambil oleh Team Solid yang dibentuk khusus oleh Pemerintah RI. - Decky Murip (TBO Kopassus) digalang dgn minuman Khusus (?) kemudian diajak jalan beserta rombongan.

3	Decky Murip (TBO Kopassus) setelah selesai meminum dua botol minuman yg tutupnya diikat plastik naik kendaraan milik Freeport warna putih No Lambung 0609 beserta Lettu Markus dan supir bernama dengan panggilan "Mas" bersama 8 orang lainnya mengenakan rompi warna hitam bersenjatakan senapan pendek (lebih kurang 50 Cm) warna hitam dan salah satunya memakai topi warna hitam mempunyai logo pisau komando warna putih. Berangkat dari Hotel Serayu Timika menuju keatas (Freeport Tembagapura), namun Decky Murip (TBO Kopassus) beserta 4 orang penumpang lainnya anak buah Sdr Lettu Markus (Kopassus) diturunkan di atas Mile 50 setelah lewat terowongan arah keatas (Tembagapura), hanya tugas menunggu perintah lebih lanjut dan mendengar ada letusan 4 x.	3	- Perlu diambil keterangan thdp Lettu Markus (Kopassus), Lettu Wawan Suwandi (Kopassus), Serda I wayan Suradnya (Kopassus), Pratu Jufri Uswanas (Kopassus). Catatan : - Polri tdk punya kewenangan. - Sebaiknya keterangan tsb diambil oleh Team Solid yang dibentuk khusus oleh Pemerintah RI. - Kenapa separuh rombongan diturunkan Decky Murip (TBO Kopasus) + 4 orang hanya tugas menunggu sambil mendengarkan suara letusan tembakan 4 x ? Pelaksana kode kah ? atau ada exekusi, mungkinkah mr.X pada saat itu di exekusi di tempat suara letusan terdengar tadi olehDecky Murip (TBO Kopassus) dan 4 rompi hitam ?
4	Decky Murip (TBO Kopassus) beserta 4 orang anak buah Lettu Markus (Kopassus) setelah menunggu ditempat diturunkan setelah Mile 50 tdk antara lama dijemput kembali oleh Lettu Markus (Kopassus) beserta seorang supir dengan nama panggilan "Mas" bersama 4 orang lainnya anak buah Lettu Markus (Kopassus) dengan kendaraan persis kendaraan semula (warna putih No. Lambung 0609) seluruhnya berjumlah 11 (sebelas) orang termasuk Lettu Markus (Kopassus) dan supir, dibawa dari Mile 50 kembali kearah Timika dan mutar-mutar tanpa berhenti balik lagi kemudian dibawa menuju TKP Mile 63.	4	- Perlu diambil keterangan thdp Lettu Markus (Kopassus), Lettu Wawan Suwandi (Kopassus), Serda I wayan Suradnya (Kopassus), Pratu Jufri Uswanas (Kopassus). Catatan : - Polri tdk punya kewenangan. - Sebaiknya keterangan tsb diambil oleh Team Solid yang dibentuk khusus oleh Pemerintah RI. Pertanyaan : Kenapa setelah mutar-mutar nggak karu-karuan, Markus Cs lalu membawa rombongan pasukan rompi hitam ke TKP Mile 63 menyuruh Decky Murip (TBO Kopassus) agar pergi

			ke perbukitan untuk mengejar ada bayang-bayang orang GPK ? Jawaban : Bila Decky Murip (TBO Kopassus) menuruti perintah pergi ke bukit semak yg diduga ada bayang-bayang orang disekitar TKP Mile 63, kemungkinan pasukan rompi yg dibawa oleh Lettu Markus akan mematikan Decky Murip (TBO Kopassus) sebagai pelaku penyerangan yg baru saja terjadi saat itu tgl 31-8-2002, sehingga seolah-olah kehadiran Lettu Markus beserta pasukan rompi telah berjasa membantu mengejar dan menemukan pelaku penyerangan seketika itu pada tanggal 31-8-2002. Rencana scenario pengakuan di TKP untuk eksistensi RRH (Regu Rompi Hitam) yg dipimpin Lettu Markus (Kopassus) yg bisa juga semakin merusak citra Kopassus (TC) karena Decky Murib adalah TBO Kopassus (TB).
5	Pada saat rombongan yg dipimpin Lettu Markus (Kopasus) beserta seorang supir dan 8 (delapan) anak buah Lettu Markus (Kopassus) serta Decky Murip (TBO Kopasus) tiba di TKP Mile 63 arah ke Tembagapura berhenti dan semuanya turun melihat kejadian bukti penembakan antara lain mobil korban. Pada saat itu pula Decky Murip (TBO Kopassus) diperintahkan oleh Lettu Markus (Kopassus) untuk pergi melakukan pengecekan kearah perbukitan yang dicurigai ada terlihat bayangan seseorang, namun Decky Murip (TBO Kopassus) melawan perintah Lettu	5	- Perlu diambil keterangan thdp Lettu Markus (Kopassus), Lettu Wawan Suwandi (Kopassus), Serda I wayan Suradnya (Kopassus), Pratu Jufri Uswanas (Kopassus). Catatan : - Polri tdk punya kewenangan. - Sebaiknya keterangan tsb diambil oleh Team Solid yang dibentuk khusus oleh Pemerintah RI. Pertanyaan : Apakah yg akan terjadi seandainya Decky Murip (TBO Kopassus) mau jalan ke bukit-

	Markus (Kopassus) karena kepala pusing akibat meminum 2 botol dengan penutup ikatan plastik, tidak mau melakukan pengecekan ke bukit tsb di TKP Mile 63.		bukit/semak-semak sekitar TKP mile 63 ? Jawaban : Kemungkinan menjadi sasaran penembakan pasukan rompi yg dipimpin oleh Lettu Markus.
6	Hasil penyelidikan, mobil Freeport No. Lambung 0609 adalah biasanya dikemudikan oleh supir bernama Nathan yang saat ini sdr Nathan sehari-harinya adalah supir yang melayani Dan Satgas Cenderawasih Kopassus bila berada di Timika dan Tembagapura.	6	- Perlu diambil keterangan thdp Lettu Markus (Kopassus), Lettu Wawan Suwandi (Kopassus), Serda I wayan Suradnya (Kopassus), Pratu Jufri Uswanas (Kopassus). Catatan : - Polri tdk punya kewenangan. - Sebaiknya keterangan tsb diambil oleh Team Solid yang dibentuk khusus oleh Pemerintah RI.
7	Susunan acara keberangkatan rombongan pada tanggal 31-8-2002 mulai dari Hotel Serayu jam 07.30 Wit dilanjutkan sebelumnya minum minuman yg dua botol diikat plastik yg lainnya penutup asli tutup botol dilanjutkan Decky Murip (TBO Kopasus) beserta 4 orang anak buah Lettu Markus (Kopassus) diturunkan di Mile 50 dan sisa rombongan menuju kearah atas (Tembagapura) kemudian nongol kembali menjemput Decky Murip (TBO Kopassus) beserta 4 orang anak buah Lettu Markus (Kopassus) bergabung kembali dgn mobil yg sama seperti awal menuju kembali arah ke bawah (Timika), mutar-mutar naik lagi keatas dan berhenti setelah terjadi penghadangan dan penembakan di TKP Mile 63 kemudian rombongan sama-sama turun dari mobil No. Lambung 0609 melihat barang bukti kendaraan yg	7	- Mengingat keterangan Decky Murip (TBO Kopassus) yg didukung oleh ELSHAM, Kepala Sukunya dan seorang Pastur sekaligus berani melakukan konferensi Pers di Media TV, perlu segera Team yang dibentuk oleh Pemerintah RI untuk melakukan kegiatan klarifikasi dan membikin perkara lebih terang lagi (cepat terungkap kasus) sehingga dapat sedini mungkin mencegah konflik antara Polri selaku Penyidik dengan pihak yang salah persepsi terhadap profesionalisme Polri dalam olah TKP di wilayah proyek vital nasional PT. Freeport yang merupakan tanggung jawab Kodam XVII Trikora sesuai dengan Ren Ops Tembaga – 14 Januari 2002 yang berlaku selama 365 hari (satu tahun) sampai Januari 2003. Catatan : - Semua kendaraan yang dipakai Kopassus Tanpa No Lambung (sudah dihapus) dan plat No. Pol. DS (aspal) tapi bebas berkeliaran di Timika

	ditembak oleh pelaku penghadangan dan penembakan kemudian sdr Decky Murip (TBO Kopassus) tdk mau melaksanakan perintah Lettu Markus (Kopassus) untuk penyelidikan di perbukitan sekitar TKP Mile 63 dan lanjut turun kembali ke Timika, perlu keterangan atau penjelasan dari Kopassus untuk membikin terang perkara manakala keterangan Decky Murip (TBO Kopassus) bohong belaka bisa dilakukan penuntutan oleh Polri karena melanggar Pasal 242 KUHP yaitu memberi keterangan palsu kpd Penyidik Polri atau Kopassus menuntut Pasal 310 KUHP karena mencemarkan nama baik Korps Kopassus (TNI AD) apalagi terlaksananya konferensi Pers di media TV pada tanggal 25 September 2002 jam 23.30 Wit atau jam 21.30 Wib.		dan naik turun ke Tembaga pura (PP). - Polisi melakukan penyidikan dan penyelidikan didaerah wilayah kewenangan TNI sangat butuh Back Up oleh Team yang solid dan dibentuk oleh Pemerintah RI (rawan conflict antara Penyidik Polri di areal military (PAM PROVITNAS PT. FREEPORT / OPS TEMBAGA 14 2002 oleh Kodam Trikora)

Informasi Tambahan :

1. Semuanya informasi ttg Decky Murib {TBO Kopassus (TB)} telah disampaikan Wakapolda kepada Dan Satgas Kopassus (TC) pada jam 09.00 s/d 23.00 Wit tanggal 24 September 2002 di kediaman Jayapura.

2. Konferensi Pers oleh ELSHAM Sdr Jhon Rumbiak pada tanggal 25 September 2002 jam 23.30 Wit atau Jam 21.30 Wib.

3. Spontanitas Letkol INF Siburian selaku Dan Satgas Kopassus (TC) mengatakan orang-orang ini dan TBO ini adalah orang-orang Kopassus (TB) berarti bukan membicarakan Kopassus Team Cenderawasih (TC) dan tujuan Jhon Rumbiak dan Decky Murib adalah untuk membentuk opini untuk menjelek-jelekkan Kopassus TNI AD.

Timika , 28 September 2002

SEGITIGA PEMBUKTIAN

TSK (Mr. X)

1. Belatung / ulat-ulat kecil pd usus yg terburai.
2. Usus & lambung kosong, tdpt cairan coklat, tdk makan > 12 jam.
3. Kematian > 6 jam saat diterima & diperiksa di RS Tembagapura.
4. Lebam mayat menyeluruh + Kaku mayat sulit dilawan.
5. Tembakan mendatar yg mematikan 4 (empat) lobang peluru
6. Buah zakar diameter ± 17 Cm, pengidap Hydrokel Testis.
7. Posisi terakhir di tekukan bukit, pertengahan kecuraman 80° (miring ke bawah jurang yg terjal & dalam).
8. Dibuang 8 mtr ke bawah & diseret 78 mtr lewat akar-akar pohon dan tanah berbatuan kerikil-kerikil cadas.

T K P

1) 31-8-2002 hadang Mile 62
2) 1-9-2002 hadang Mile 61 (Pol)
3) 13-9-2002 ran Satgas 515 ditembaki Mile 63
4) 14-9-2002 tim Penyidik ditembaki Mile 62
5) 14-9-2002 ran bama Satgas 515 ditembaki Mile 62, 2 lubang dr luar, 4 dr dlm
6) 14-9-2002 ada bomb di Mile 62
7) 20-9-2002 temu handak di Mile 63
8) 20-9-2002 temu 7 jepitan peluru, 2 Selongsong SS 1, 1 selongsong M-16

SAKSI

1. Dwi Lasmono (supir antar jemput 515), Agus Rahmat (Security Freeport) & Darius (pemilik warung di Banti) kenal Mr. X sering mangkal di dekat Pos 515 Banti.
2. Daud Tandirerung, Yonan Djikwa, Kamame Mum (sopir & penumpang pick up TDS) pada 31-8-2002, melihat di TKP, 2 (dua) org tentara tanpa atribut menembak mereka, saksi langsung tiarap, masukkan perseneling, tancap gas dan larikan mobil.
3. Stephen Emma & Francene melihat 5-6 pemuda tanggung, muncul dr samping triler, membawa senjata laras panjang berlari ke semak di depan TKP.
4. Sandra Hopkins & Kenneth Balk melihat selama 1 menit, seorang pria berkulit hitam, baju kaos hitam, celana loreng, rambut gimbal, memakai ikat kepala, menenteng senjata laras panjang warna hitam, mengawasi arah tembagapura.
5. Kopda Wayan menembak Mr. X (tsk) dari puncak bukit ke posisi bukit tepat Mr. X (posisi miring 80° kearah bawah)
6. Kopda melky yg pertama melihat mayat Mr. X.
7. Letda Inf Yanto/Praka Sugi Prada Selamet/Praka Margono/ Prada Suriyadi/Kopda Putu Dharma & serda Ketut yg seret mayat ± 78 m lewat batu-batu cadas/kerikil kepinggir jalan ruas Timika – Tembagapura.
8. Dr. Kunto (Kepala RS Tembagpura) pertama lihat ulat-ulat diusus Mr. X
9. Ket Dr Labforensik Polri conformed ket Dr. Kunto (RS Tembagapura)
10. Praka Suherman (korban paha kanan tertembak)
11. Dandim Timika (orang pertama sekali 12.45 Wit telp Kapolres Mimika → Mr. X tertembak + Praka Suherman tertembak)
12. Sopir trailer (Mastur) melihat 1 orang penembak rambut gimbal, muka hitam, muka bersih tanpa brewok / kumis pakaian baju celana loreng tanpa atribut, senjata laras panjang hitam.

BB

1.	Kasus 31-8-2002 ai : a. Selongsong Kaliber 5,56 + 7,62 sejumlah 95 butir. b. Mobil korban (3 truck & 2 jeep). c. 3 korban MD & 11 luka-luka ringan/berat d. ± 134 lubang bekas tembakan
2.	Kasus 1-9-2002 ai : a. Mr. X. b. Asesoris Mr. X (Tas, senter, m. tawon, Bateray ABC, Pepsodent dll). c. Selongsong 5,56 + 7,62 + 1 magazen M-16 rusak. d. Topi Mr. X berlambang Kopassus. e. Baju kaos hitam, jaket hitam, celana pendek coklat


PRAKA WAYAN
JURANG
Mr. X
Mr. X DIBUANG KE BAWAH
8 m
JURANG
78 m
TEMBAGAPURA
TIMIKA
8 m
78 m
TIMIKA
TEMBAGAPURA








N609
turbo
N609

KASUS 31 - 8 - 2002 s/d 1 - 9 - 2002
(TEMBAGAPURA)

A. MOTIF : 1. CIPTA KONDISI INGIN DIPERHATIKAN.
2. CIPTA KONDISI TIDAK AMAN BAGI PEMAKAI JALAN TIMIKA – TEMBAGAPURA P.P.

B. MODUS OPERANDI : 1. HADANG TEMBAK BRUTAL FULL AUTOMATIS.
2. TDK ADA SASARAN SPESIFIK UTK DIJADIKAN KORBAN.
3. NEMBAK-NEMBAK DAN LETAKKAN HANDAK USANG YANG SUDAH KADALUWARSA DI SEPUTAR MILE 62, MILE 62,5 DAN MILE 63 DENGAN POSISI SELALU BERADA DISEBELAH KANAN RUAS JALAN ARAH DARI TIMIKA KE TEMBAGAPURA.

C. DECEPTION : 1. Tgl 31-8-2002 Setelah kejadian Letda Inf. Yanto ditembak dgn peluru hampa di Mile 62,5 (selongsong BB ada di Polres Mimika).

2. Tgl 1-9-2002 Praka Suherman tertembak paha kanan di Mile 62,5 (posisi yang sebenarnya di TKP belum diketahui).

3. Masyarakat disekitar Freeport tdk kenal Mr. X (membisu).

4. Tgl 13-9-2002 penembakan kendaraan Satgas PAM 515 Kostrad Mile 63 (pelaku masih sekitar TKP).

5. Tgl 14-9-2002 mobil Bama 515 ditembak, 2 dr luar & 6 lubang tembakan dr dalam mobil sendiri di Mile 62 (pelaku masih sekitar TKP).

6. Tgl 14-9-2002 Temu Handak 3 (tiga) stik Power Gel, 4 buah detonator, 2 (dua) buah bateray ABC dan 3 utas kabel ledak 20 meter di Mile 62 (sudah mengkristal & kedaluwarsa) (pelaku masih sekitar TKP).

/_7. Tanggal.....

7. Tgl 14-9-2002 Setelah ketemu perangkat handak tersebut diatas Wa Dan Yon 515 mengatakan biar Pangdam dan Kapolda tahu situasi disini bagaimana yang sebenarnya, jangan hanya menyalahkan TNI saja.

8. Statemen Pangdam di Jakarta bahwa kasus Tembagapura mungkin akibat internal PT. Freeport Indonesia bukan oleh orang hutan (pelaku masih sekitar TKP).

9. Tgl 14-9-2002 Ancam Pos Mile 50 akan diserang ke telephon 0901-422907 dari trunking no. 358 yang digunakan Satgas Pam 515 dgn Trunking no. 358 (Kasi II Satgas Pam 515), saat itu digunakan oleh Satgas Cenderawasih dan HP no 08124887486 milik Serka Jatmiko anggota Kopassus Satgas Cendrawasih (ada print out sebagai dukungan bukti) (pelaku masih sekitar TKP)

10. Tgl 20-9-2002 Temu handak oleh Letda Inf Rahmat di Mile 63, 2 buah Power Gel & 2 buah tulang kasuari (pelaku masih sekitar TKP).

11. Masih ada kendaraan PT. Freeport atas bijak EPO bisa dipakai tanpa no. lambung dan no. Pol. Kendaraan aspal antara lain :

a. DS 1154 PD dipakai oleh Den Intel An. Lettu Hartono yang seharusnya memiliki no. lambung 01-2234.

b. DS 1149 MA dipakai oleh Kopassus An. Kapten Irwan yang seharusnya memiliki no. lambung 01-2229.

c. DS 20 PD dipakai oleh Kopassus An. Mas Jen tidak memiliki no. lambung dan tidak terdaftar pada kantor bersama Samsat Timika.

d. DS 54 PD dipakai oleh Kopassus dikemudikan oleh karyawan EPO An. Nathan tidak terdaftar pada kantor bersama Samsat Timika.

e. DS 1330 FB dikontrak oleh EPO dan saat ini dipakai oleh Kopassus An. Lettu Lukito yang seharusnya memiliki no. lambung 01-1432 dengan DS terbaru 1301 MA namun belum diganti.

/_f. Penjelasan .....

f. Penjelasan tersebut diatas mulai point (a) sampai dengan point (e), ada bukti foto dan laporan Kasat Lantas Polres Mimika tanggal 29 September 2002.

D. ALTERNATIF KEBERADAAN Mr. X :

1. Mr. X datang sendiri beserta 2 (dua) orang temannya untuk menempatkan diri pada posisi punggung bukit di bawah posisi Kopda Wayan di puncak bukit dengan tujuan untuk menembaki Polisi yang datang pkl 08.00 pagi bersamaan Olah TKP di jalan. Kemudian terjadi VC ± 3 jam dan dinyatakan 11.40 Wit Mr. X telah tewas ditembak oleh Kopda Wayan di TKP, kedua orang teman Mr. X berkaos hitam dan kaos merah melarikan diri membawa senjata Mr. X lari turun melewati jurang terjal di TKP. Setelah itu mayat Mr. X diturunkan 8 m ke bawah dilanjutkan diseret sepanjang 78 m ke pinggir jalan setelah Pangdam / Kapolda / Dan Kopassus Cenderawasih / Danyon 515 Kostrad / Danrem Sorong / Kadit IPP Polda Papua datang melihat dan menyaksikan mayat Mr. X, lalu dibawa ke RS. Tembagapura langsung ditangani oleh Dr. Kunto Raharjo (melihat ulat-ulat pada usus terburai).

2. Mr. X ditembak mati ditempat lain kemudian dibawa ke hutan diletakkan di punggung bukit dibawah posisi wayan di puncak bukit kemudian terjadi VC ± 3 jam dan dinyatakan 11.40 Mr. X telah tewas ditembak oleh Kopda Wayan di TKP punggung bukit. Lalu mayat Mr. X diturunkan 8 m ke bawah dan diseret sejauh 78 m dan diletakkan dipinggir jalan setelah Pangdam/Kapolda/Danrem/Dan Kopassus Cenderawasih/Dan Yon 515 Kostrad/Kadit IPP menyaksikan, melihat mayat Mr. X, lalu dibawa ke RS. Tembagapura langsung ditangani Dr. Kunto Raharjo (melihat ulat-ulat pada usus terburai).

3. Mr. X lebih dulu ditembak mati dan dijadikan sebagai mayat kemudian diantar, diletakkan dipinggir jalan untuk dilihat dan disaksikan oleh Pangdam/Kapolda/Danrem/Dan Kopassus Cenderawasih/Dan Yon 515/Kadit IPP Polda Papua lalu dijemput oleh Ambulance PT. Freeport Indonesia dibawa ke RS. Tembagapura kemudian langsung diperiksa Dr. Kunto Raharjo dan melihat banyak ulat-ulat kecil di usus Mr. X yang terburai.

E. ANALISA EVALUASI :

1. ALTERNATIF YANG PERTAMA KALAU DILIHAT Mr. X MENGIDAP PENYAKIT AKUT HYDROCEL TESTIS (PEMBENGKAKAN KEDUA BUAH ZAKAR BERDIAMETER 17 Cm ± DIATAS 1 TAHUN) DIKAITKAN DENGAN MEDAN YANG BERBUKIT DAN JURANG YANG TERJAL DI TKP, TIDAK MUNGKIN Mr. X MAMPU MELAKUKAN KEGIATAN NAIK TURUN BUKIT MELINTASI TEBING YANG CURAM DAN TERJAL SEHINGGA SAMPAI PADA POSISI PUNGGUNG BUKIT (Mr. X FISIK/KESEHATAN DAN MENTAL TIDAK MENDUKUNG).

/_2. Alternatif .....

2. ALTERNATIF YANG KEDUA JUGA TIDAK MUNGKIN DILAKUKAN OLEH PENGATUR SKENARIO Mr. X KARENA TERLALU MELELAHKAN DAN MEMBUANG WAKTU BAGI PARA PENDUKUNG UNTUK NAIK TURUN BUKIT MEMBAWA Mr. X KEATAS BUKIT KEMUDIAN MEMBAWA Mr. X KEMBALI KEPINGGIR JALAN DAN MELETAKKANNYA UNTUK DILIHAT DISAKSIKAN OLEH PANGDAM/KAPOLDA /DANREM/DAN KOPASSUS CENDERAWASIH/DAN YON 515/ KADIT IPP POLDA PAPUA.

3. ALTERNATIF YANG KETIGA KEBERADAAN Mr. X DIPINGGIR JALAN SUDAH DITEMBAK MATI SEBELUMNYA KEMUDIAN MENGHALAU PENYIDIK POLRI YANG DATANG UNTUK OLAH TKP DILANJUTKAN PELETAKKAN Mr. X DIPINGGIR JALAN SAMBIL MENUNGGU KEDATANGAN ROMBONGAN PANGDAM/KAPOLDA/DANREM/DAN KOPASSUS CENDERAWASIH/DAN YON 515/ KADIT IPP UNTUK MENYAKSIKAN MEMANG BENAR Mr. X ADALAH PELAKU PENYERANGAN PADA TANGGAL 31-8-2002 MAUPUN PENYERANG PADA TANGGAL 1-9-2002, SANGAT MUNGKIN SKENARIO Mr. X DILAKUKAN.

4. SEHUBUNGAN DENGAN ALTERNATIF KETIGA, TENTANG KEBERADAAN Mr. X DIPINGGIR JALAN SANGAT MUNGKIN DILAKUKAN, MAKA PERLU DIAJUKAN 10 (SEPULUH) PERTANYAAN BERIKUTNYA UNTUK MEMPERJELAS GUNA MEMBIKIN TERANG PERKARA ANTARA LAIN ADALAH SEBAGAI BERIKUT :

1) Siapakah Mr. X tersebut ?

2) Dimanakah Mr. X dijemput pertama sekali ?

3) Dimanakah tempat lokasi Mr. X ditembak sblm diletakkan di jln ?

4) Siapakah yang menjemput Mr. X maupun yang menembak Mr. X ?

5) Mengapa timbul niat rencana scenario Mr. X ?

6) Siapa sajakah yang ikut merencanakan scenario Mr. X tersebut ?

7) Apakah scenario Mr. X tsb diket. oleh penjwb kam PT. FI (OPS TEMBAGA-14) ?

8) Siapakah pertama sekali org yg timbulkan rencana/gagasan scenario Mr.X tsb ?

9) Dengan kendaraan apakah Mr. X dijemput dan diantar/diletakkan dipinggir jln ?

10) Apakah yang menyebabkan timbul ide/gagasan scenario Mr. X ?

/_ F. Penutup .....

F. PENUTUP

Demikianlah analisa tentang Mr. X didukung berdasarkan data dan fakta dari :

1) Keadaan Mr. X sewaktu masih hidup.

2) Keadaan Mr. X mati di TKP.

3) Keadaan Mr. X mati di Autopsi.

4) Keadaan Mr. X mati setelah dikuburkan di TPU. Kota TIMIKA.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

February 12, 2004

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Freeport-McMoRan Copper & Gold Inc.
Incoming letter dated December 31, 2003

The proposal urges management to halt payments to the Indonesian military and security forces until the government of Indonesia and the Indonesian armed forces take effective measures in conducting a full investigation and prosecution of those responsible for the August 2002 attacks against company employees.

We are unable to concur in your view that Freeport-McMoRan may exclude the entire proposal under rule 14a-8(i)(3). However, there appears to be some basis for your view that a portion of the supporting statement may be materially false or misleading under rule 14a-9. In our view, the proponents must provide factual support in the form of a specific source and citation for the statement begins "Whereas, a 2003 investigation by the Indonesian Police found . . ." and ends ". . . Army Force." Accordingly, unless the proponents provide Freeport-McMoRan with a proposal and supporting statement revised in this manner, within seven calendar days after receiving this letter, we will not recommend enforcement action to the Commission if Freeport-McMoRan omits only this portion of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Freeport-McMoRan may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Freeport-McMoRan may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Song P. Brandon

Song P. Brandon
Attorney-Adviser